UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 9, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated April 9, 2014, entitled “CNOOC Limited 2013 Annual Report”.
Exhibit 99.2	Announcement dated April 9, 2014, entitled “Notice of Annual General Meeting”.
Exhibit 99.3	Announcement dated April 9, 2014, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares and Re-election of Directors”.
Exhibit 99.4	Announcement dated April 9, 2014, entitled “Form of proxy for the Annual General Meeting to be held on 23 May 2014”.
Exhibit 99.5	Announcement dated April 9, 2014, entitled “Notification Letter and Request Form For Non-Registered Holders”.

Exhibit 99.1

CNOOC LIMITED
中國海洋石油有限公司
NYSE: CEO, SEHK: 00883, TSX: CNU

Annual Report 2013

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on September 18, 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2013, the Group owned net proved reserves of approximately 4.43 billion BOE, and its average daily net production was 1,127,967 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had 17,553 employees and total assets of approximately RMB621.47 billion.

Content

2	Financial Summary	27	Corporate Governance Report
3	Operating Summary	44	Directors and Senior Management
6	Milestone Events 2013	51	Report of the Directors
8	Chairman’s Statement	59	Management’s Discussion and Analysis
10	CEO’s Statement	65	Independent Auditors’ Report
12	Business Overview	66	Consolidated Statement of Profit or Loss and Other Comprehensive Income
13	Overview	67	Consolidated Statement of Financial Position
13	Exploration	68	Consolidated Statement of Changes in Equity
14	Engineering, Development and Production	69	Consolidated Statement of Cash Flows
16	Overseas Development	70	Statement of Financial Position
16	Regional Overview	71	Notes to Consolidated Financial Statements
20	Sales and Marketing	129	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
21	Research and Development	142	Notice of Annual General Meeting
22	Internal Control and Risk Management System	151	Glossary
23	Health, Safety and Environmental Protection	152	Company Information
24	Corporate Citizen
25	Human Resources

Financial Summary*
(Amounts expressed in millions of RMB)

Consolidated Statement of Comprehensive Income (Audited)

Year ended 31 December

	2009	2010	2011	2012	2013
Total revenues	105,195	180,036	240,944	247,627	285,857
Total expenses	(64,870)	(108,891)	(150,337)	(160,486)	(207,354)
Interest income/(finance costs), net	103	(504)	(511)	(601)	(2,365)
Share of profits/(losses) of
associates and a joint venture	173	398	567	(27)	895
Investment income	200	427	1,828	2,392	2,611
Profit before tax	40,821	72,603	92,565	90,172	80,851
Income tax expense	(11,335)	(18,193)	(22,310)	(26,481)	(24,390)
Profit for the year	29,486	54,410	70,255	63,691	56,461

Consolidated Statement of Financial Position (Audited)

As at 31 December

	2009	2010	2011	2012	2013
Current assets	70,871	99,384	131,923	170,894	146,552
Property, plant and equipment	165,320	186,678	220,567	252,132	419,102
Investments in associates/
a joint venture	1,727	22,604	22,997	24,017	24,397
Intangible assets	1,230	1,148	1,033	973	17,000
Total assets	242,268	318,430	384,264	456,070	621,473
Current liabilities	(31,041)	(68,423)	(70,216)	(82,437)	(128,948)
Non-current liabilities	(37,291)	(34,241)	(51,192)	(63,853)	(150,905)
Total liabilities	(68,332)	(102,664)	(121,408)	(146,290)	(279,853)
Equity	173,936	215,766	262,856	309,780	341,620

*
After the early adoption of IFRS 10-Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

Operating Summary*
Year ended 31 December

	2009	2010	2011	2012	2013
Production
Net production of crude
and liquids (barrels/day)
China	444,947	614,569	598,590	615,122	610,435
Bohai	253,884	408,946	405,682	411,642	392,413
Western South China Sea	72,605	84,116	72,006	72,672	75,606
Eastern South China Sea	118,395	121,454	120,563	130,266	141,545
East China Sea	63	53	339	543	872
Overseas	64,749	90,419	83,993	104,623	279,409
Asia (excluding China)	22,163	20,892	17,427	14,883	28,997
Oceania	6,228	6,210	5,382	4,846	4,533
Africa	35,591	62,609	56,348	56,998	77,343
North America (excluding Canada) ***	767	709	4,836	27,896	44,245
Canada	–	–	–	–	39,872
Europe	–	–	–	–	83,460
South America	–	–	–	–	960
Subtotal	509,696	704,988	682,583	719,745	889,845

Net production of
natural gas (mmcf/day)
China	410.8	619.4	689.9	663.1	634.5
Bohai	79.2	120.4	123.0	123.9	127.4
Western South China Sea	275.4	354.0	390.4	364.1	330.5
Eastern South China Sea	50.2	139.5	157.8	148.8	151.4
East China Sea	6.0	5.5	18.7	26.3	25.2
Overseas	242.7	332.2	345.3	308.6	482.7
Asia (excluding China)	140.3	225.2	218.7	157.8	140.3
Oceania	102.3	107.0	101.1	101.1	98.2
North America(excluding Canada) ***	–	–	25.6	49.7	109.5
Canada	–	–	–	–	106.0
Europe	–	–	–	–	28.7
Subtotal	653.5	951.6	1,035.2	971.7	1,117.1

Total net production (BOE/day)
China	515,646	719,966	715,219	727,287	717,784
Bohai	267,079	429,008	426,190	432,285	413,650
Western South China Sea	120,745	145,274	138,712	135,007	132,284
Eastern South China Sea	126,765	144,712	146,864	155,070	166,778
East China Sea	1,057	972	3,453	4,925	5,072
Overseas	108,250	148,956	144,511	161,561	365,010
Asia (excluding China)	45,555	58,421	53,872	43,752	54,529
Oceania	26,337	27,217	25,195	24,628	23,909
Africa	35,591	62,609	56,348	56,998	77,343
North America (excluding Canada) ***	767	709	9,096	36,183	62,496
Canada	–	–	–	–	57,534
Europe	–	–	–	–	88,241
South America	–	–	–	–	960
Total	623,896	868,922	859,730	888,848	1,082,795
Net production in equity
method investees
Crude and liquids (barrels/day)	607	17,097	25,704	23,020	22,758
Natural gas (mmcf/day)	12.3	98.4	136.5	138.0	130.2
Subtotal (BOE/day)	2,656	34,010	49,270	46,767	45,173

Total (BOE/day)	626,552	902,932	909,000	935,615	1,127,967

Operating Summary*
Year ended 31 December

	2009	2010	2011	2012	2013
Reserves at year end**
Net proved crude and liquids reserves (million barrels)
China	1,495.5	1,501.6	1,584.7	1,665.7	1,692.6
Bohai	1,028.2	997.7	1,000.4	1,067.2	1,087.6
Western South China Sea	258.9	260.0	250.5	224.8	228.3
Eastern South China Sea	190.9	225.0	316.1	354.0	357.0
East China Sea	17.5	18.9	17.7	19.8	19.8
Overseas	172.3	217.5	384.6	515.0	1,367.8****
Asia (excluding China)	53.8	49.9	81.8	65.0	83.6
Oceania	26.5	20.7	19.0	16.7	15.9
Africa	90.0	145.7	133.7	135.7	155.4
North America (excluding Canada) ***	2.0	1.2	150.1	297.6	175.0
Canada	–	–	–	–	770.3
Europe	–	–	–	–	166.0
South America	–	–	–	–	1.7
Subtotal	1,667.7	1,719.1	1,969.3	2,180.7	3,060.4
Net proved natural gas reserves (bcf)
China	4,166.5	4,387.3	4,139.5	4,459.1	4,475.6
Bohai	785.4	728.3	596.2	592.5	552.9
Western South China Sea	2,198.6	2,034.1	2,017.2	2,384.9	2,505.4
Eastern South China Sea	843.6	1,254.3	1,222.4	1,175.7	1,114.2
East China Sea	338.9	370.6	303.7	305.9	303.1
Overseas	1,723.4	1,557.6	1,487.9	1,546.3	1,847.7
Asia (excluding China)	1,028.5	1,016.7	848.7	800.4	889.4
Oceania	648.9	498.0	467.8	409.5	386.0
North America (excluding Canada) ***	46.0	42.9	171.4	336.4	349.6
Canada	–	–	–	–	195.0
Europe	–	–	–	–	27.8
Subtotal	5,944.0	5,944.9	5,627.4	6,005.3	6,323.3
Total net proved reserves
(million BOE)
China	2,190.0	2,232.9	2,274.8	2,408.9	2,442.3
Bohai	1,159.1	1,119.1	1,099.8	1,165.9	1,179.7
Western South China Sea	625.4	599.0	586.7	622.2	649.6
Eastern South China Sea	331.5	434.1	519.9	550.0	542.7
East China Sea	74.0	80.7	68.4	70.7	70.4
Overseas	468.5	477.1	646.3	793.7	1,696.4
Asia (excluding China)	234.2	219.4	223.2	207.5	240.6
Oceania	134.6	103.7	110.7	96.8	92.0
Africa	90.0	145.7	133.7	135.7	155.4
North America (excluding Canada) ***	9.7	8.3	178.7	353.7	233.2
Canada	–	–	–	–	802.8
Europe	–	–	–	–	170.6
South America	–	–	–	–	1.7
Total	2,658.5	2,710.0	2,921.1	3,202.6	4,138.7
Net proved reserves in equity method investees
Crude and liquids (million barrels)	1.6	197.4	196.3	200.7	199.3
Natural gas (bcf)	16.9	527.8	442.0	513.7	519.9
Subtotal (million BOE)	4.4	288.3	269.0	289.3	288.9
Total**	2,663	2,998	3,190	3,492	4,427.6

Operating Summary*
Year ended 31 December

	2009	2010	2011	2012	2013
Others
Reserve life (years)	11.7	8.5	9.3	9.8	10.5
Reserve life (years) (including
equity method investees)	11.6	9.1	9.6	10.2	10.8
Reserve replacement ratio (%)	163	116	167	187	337
Reserve replacement ratio
(%, including equity
method investees)	162	202	158	188	327
Average realized price
Crude oil (US$/barrel)	60.61	77.93	109.75	110.48	104.60
Natural gas (US$/mcf)	4.01	4.49	5.15	5.77	5.78

*
After the early adoption of IFRS10 – Consolidated and Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

**
The net proved reserve estimates in 2009 contained in this table were made by the independent consultants. Approximately 11%, 23%, 36% and 52%, respectively, of our net proved reserve estimates in 2010, 2011, 2012 and 2013 were made by the Company’s internal evaluation staff and the remaining were made by the independent consultants. Since 2010, our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

***
As Canada’s proved reserves were over 15% of the Group’s total proved reserves as at the end of 2013, the Group’s proved reserves and production data in Canada are disclosed separately for year 2013. For year 2012 and before, Canada’s numbers are included in North America (if applicable) and disclosed on a combined basis.

****	Includes synthetic oil 736.4 million barrels and bitumen 33.8 million barrels.

Milestone Events 2013

EXPLORATION

30	July	Announced two new exploration discoveries of Bozhong 8-4 and Kenli 10-4.

23	October	Announced the mid-sized new exploration discovery of Luda 5-2 North and successful appraisal of the mid-sized oil and gas structure Kenli 9-5/9-6.

DEVELOPMENT AND PRODUCTION

17	February	Announced the production resumption of Penglai 19-3 oilfield.

22	April	Announced the successful production commencement of Weizhou 6-12 oil field.

2	July	Announced the successful production commencement of Wenchang 8-3 East oil field.

17	October	Announced the successful production commencement of Wenchang 19-1 North and Weizhou 12-8 West oil fields.

25	October	Announced the production commencement of Rochelle gas field in UK North Sea.

30	October	Announced the successful production commencement of Suizhong 36-1 Phase II Adjustment project.

18	December	Announced the successful production commencement of Qikou 18-1 Adjustment Project.

OVERSEAS DEVELOPMENT

26	February	Announced completion of the acquisition of Nexen Inc. (“Nexen”*) in Canada.

22	October	Announced that the Company was awarded a 35-year production sharing contract to develop the Libra presalt oil discovery in the Santos Basin, offshore Brazil and hold its 10% interests.

Milestone Events 2013

OTHERS

May	Announced the issuance of guaranteed notes with the aggregate principal amount of US$4,000 million.

June	Awarded “Corporate Governance Recognition Award-Asia’s Icon on Corporate Governance” by Corporate Governance Asia.

June	Ranked No. 93 in the Fortune Global 500 2013.

July
Announced that its parent company, China National Offshore Oil Corporation (“CNOOC”) has signed a petroleum contract with BP with respect to deepwater Block 54/11 in Pearl River Mouth Basin in the South China Sea.

August	Announced that CNOOC has signed a petroleum contract with Shell China Exploration and Production Company Limited for Block 35/10 in Yinggehai Basin in the South China Sea.

September	Announced the listing of the Company’s American Depositary Receipts (ADRs) on Toronto Stock Exchange (TSX).

October	Ranked No. 1 at “Platts Top 250 Global Energy Company Rankings 2013-Asian Exploration and Production”.

November	Awarded “2013 Excellence in Management and Corporate Governance Platinum Award” by The Asset.

November	Awarded “Best Listed Company” in China Securities Golden Bauhinia Awards by Takungpao.

December	Acquisition of Nexen named “Deal of the Year” by Platts.

*
After completion of the acquisition, the Company reorganized Nexen Inc. and amalgamated it with another subsidiary of the Company in Canada, creating Nexen Energy ULC. Nexen Energy ULC now manages all of the Company’s assets in North and Middle America as well as the assets previously managed by Nexen Inc.

Chairman’s Statement

Dear Shareholders,

In 2013, amid complex economic conditions on both domestic and global fronts, the Company continued to carry forward its business operations under its “New Leap Forward” strategic roadmap and achieved notable results and significant progress in exploration, development and production, and international development.

In recent years, the Company has continuously expanded its investment in exploration and achieved satisfactory results, with new discoveries being made every year and reserve addition maintained at high levels. In 2013, the Company maintained a high success rate in mature exploration areas, and made major breakthroughs in new areas, sustaining the growth momentum of our reserves in recent years and providing support for our future production growth.

Following a few years of steady growth and engineering preparation, the Company has reached another peak in its project construction and start-up activities. From the beginning of 2013, the Company has commenced production of eight new projects and successfully exceeded its production target for the year.

2013 was a crucial year for the Company’s overseas business development. With the completion of the Nexen acquisition, the proportion of the Company’s overseas assets has significantly increased and now become a significant part of the total assets. The overseas projects also had a greater impact on the Company’s business performance. We continued to make progress on the integration of Nexen while further defining the guiding principles and overall roadmap for our overseas business development to focus on “management innovation and economic benefits”. We will leverage on our integration with Nexen to actively promote overseas business development and achieve our strategic goals.

In 2013, the Company was awarded the Platinum Award for “2013 Excellence in Management and Corporate Governance” by The Asset, as well as the “Corporate Governance Recognition Award-Asia’s Icon on Corporate Governance” and “2013 Best CSR” by Corporate Governance Asia. These accolades reflect the market’s recognition of the Company’s sound corporate governance, as well as our commitment to social responsibility.

In view of the Company’s sound financial position, the Board has recommended a final dividend of HK$0.32 per share (tax inclusive) for the year 2013.

Chairman’s Statement

Following a rapid growth period over the last few years, the Company has embarked on a new phase of its development: we are now at a leading position among the world’s oil and gas exploration and production companies in terms of reserves and production; we currently have oil and gas assets in more than 20 countries across six continents; we formed a crude oil dominated asset portfolio comprising both conventional and unconventional oil and gas resources. Along with the evolvement of our scale and asset portfolio, we now face new challenges in various areas including production growth and cost structure.

In order to bring the “New Leap Forward” blueprint to reality, we will continue to carry out reform and be innovative, and strive for steady progress in all aspects. While continuing to strengthen exploration activities, we are also devoted to growing reserves and production to ensure the long-term and sustainable development of the Company. In 2014, the Company plans to bring seven to ten new projects on stream out of around 20 projects that are expected to be under construction. These serve as a strong foundation for our development over the next few years and beyond.

In 2014, the Company will further strive to control costs and enhance efficiency. The rapid increase in costs in recent years has drawn the attention from all managerial levels. In this regard, we have designated 2014 as “Year of Quality and Efficiency”, where staff at all levels will take on collective role in controlling costs through technology and management innovation.

We will also strive to further innovate the management of our overseas business, continue to optimize our overseas assets portfolio, improve overseas development mechanisms, and enhance the management capabilities and profitability of our overseas assets.

Over the years, the Company has always placed health, safety and environmental protection in top priorities, and maintained a strong track record in these areas. We remain committed to supporting these causes to pave the way for the Company’s sustainable development.

In 2014, Mr. Wang Tao, an independent non-executive director, Mr. Zhou Shouwei and Mr. Wu Zhenfang, both non-executive directors, retired from the Board. Mr. Kevin G. Lynch was appointed as an independent non-executive director while Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang were appointed as non-executive directors. I would like to express my appreciation and gratitude to Mr. Wang, Mr. Zhou and Mr. Wu for contributing their knowledge and expertise to the Company. At the same time, I would also like to warmly welcome Mr. Lynch, Mr. Lv, Mr. Zhang and Mr. Wang to join the Board.

Looking ahead, we will continue to seek long-term growth by following our “New Leap Forward” strategic roadmap to further create values for our shareholders.

WANG Yilin
Chairman

Hong Kong, 28 March 2014

CEO’s Statement

Dear Shareholders,

In 2013, the Company successfully achieved production and operational targets for the year and opened up new areas for future development after overcoming various challenges. I am pleased to share the results of our development in 2013 and our plans for year 2014.

COMPLETING OUR OPERATIONAL TARGETS FOR 2013 WITH MAJOR ACHIEVEMENTS

In 2013, the Company made steady progress in various operational activities while stepping up its pace in international development: it made major exploration achievements in both offshore China and overseas; the Company overcame unfavorable and unexpected situations and exceeded its production target for 2013; the integration following the Nexen transaction progressed smoothly; our financial position remained healthy and we continued to maintain sound performance in health, safety and environmental protection.

First, on exploration: as a result of continuous innovation in mindset, technology and management, as well as more intensified activities, breakthroughs were made in both mature and new exploration areas. We made a total of 18 commercial new discoveries and successfully appraised 20 oil and gas structures. In 2013, the Company’s reserve replacement ratio reached 327%. As of the end of 2013, the Company had net proved reserves of around 4.43 billion BOE, which makes it a leading exploration and production company in the world. In offshore China, we made 10 commercial new discoveries during the year, including several mid-sized oil and gas discoveries of Bozhong 8-4, Kenli 9-5, Kenli 9-6, Weizhou 12-11 and Luda 5-2 North. Overseas, we made a new oil and gas discovery by Elephant-1 well in Congo, and extended exploration activities in Uganda and Algeria. The successful exploration results over the past few years and in 2013 have established a strong reserve base to bring the Company in line with the strategic roadmap of the “New Leap Forward”.

Second, on development and production: 2013 was a challenging year for the Company in terms of development and production. Despite unfavorable factors such as delayed startup of several new PSC projects in offshore China and tough weather conditions, the Company still maintained high operating efficiency and mitigated the decline in production base in the existing oil and gas fields through streamlined management. The Company also optimized operational measures to ensure quick ramp up of the newly added production capacities. In 2013, the Company’s net production reached 411.7 million BOE, beating its target set earlier the year.

Meanwhile, in line with the concept of regional development and comprehensive adjustments, the Company has taken a further step in integration on exploration and development, and brought to fruition development plan of many new projects.

Third, on overseas expansion: the Company successfully closed the Nexen transaction in February 2013 and embarked on a new phase in international development. To date, the integration of exploration and development, safety and environmental protection, human resources and corporate culture has progressed smoothly. All the assets of Nexen continued to operate well. The progress in integration met the Company’s expectation.

In October 2013, the Company successfully acquired a 10% interest in the production sharing contract of the Libra oil field in Brazil. In addition, production volumes from the Eagle Ford shale oil and gas project in the U.S. and the Missan oil fields in Iraq continued to ramp up. The Kingfisher block in Uganda entered into the development phase. The Egina oil field in Nigeria entered into the engineering construction stage.

CEO’s Statement

Fourth, on financial performance: in 2013, the Company recorded a net profit of approximately RMB56,461 million, with basic earnings per share of RMB1.26. The Company maintained a healthy financial position and kept a stable credit ratings.

COPING WITH CHALLENGES TO ENSURE SUSTAINABLE DEVELOPMENT

The Company has made more than 10 new oil and gas discoveries each year for the past few years. At the same time, the Company has established a rich resource base for short, medium and long-term development, building up a predominantly crude oil asset portfolio that consists of both conventional and unconventional resources, with offshore China and overseas assets complementary to each other. This is a strong foundation for the Company’s sustainable development.

Year 2014 is another peak cycle for the development of oil and gas fields, with around 20 new projects expected to be under construction, among which seven to ten new projects are expected to commence production, including Kenli 3-2 oil fields with an expected peak production of approximately 37,000 BOE per day, and Qinhuangdao 32-6 comprehensive adjustment project with an expected peak production of approximately 36,000 BOE per day. This is expected to significantly boost the Company’s production growth in the next few years.

In the course of development and production, we have noticed the escalating costs of developing oil and gas fields amid prevailing high oil price. We are also mindful of the challenges posed by the uncertainties which stem from the more stringent environmental protection standards, governmental approval procedures as well as adverse weather conditions caused by climate change. To cope with these challenges, we will implement scientific management, advanced planning and meticulous organization in our operations.

Over the years, the Company has built up a conscientious, dedicated and hardworking team of employees who are veterans in offshore China oil and gas development. We have also accumulated abundant experience in overseas exploration and development. With such an excellent team, I am confident that the Company will be able to maintain its long-term sustainable growth.

CAREFUL PLANNING IN IMPLEMENTING VARIOUS TASKS FOR 2014

Having made health, safety and environmental protection our priorities, we will organize domestic and overseas resources to fulfill our production and operational tasks in 2014:

First, ensure the production target to be met. The Company will continue to plan prudently and work meticulously to explore the potential of our producing oil and gas fields and to ensure new development projects come on stream on time to meet our production target of 422 to 435 million BOE for the year.

Second, control cost and improve efficiency. 2014 was designated as “Year of Quality and Efficiency”. With focus on cost containment, the Company will adopt a series of measures to further enhance its earning potential.

Third, intensify exploration and development activities. The Company will strengthen the integration of exploration and development as well as its exploration activities in the frontier areas in order to ensure a reserve replacement ratio of over 100%.

Fourth, enhance the management of our overseas business. In 2014, the Company will foster a deeper integration with Nexen, streamline the management of its overseas business, optimize the allocation of resources and strengthen project management and raise the operational efficiency and profitability of Nexen’s and other overseas assets.

2014 is a crucial year for the Company’s “New Leap Forward” roadmap. While working hard to achieve the various targets for the year, we will maintain a long-term vision and seize the right opportunities to fully promote the Company to a new phase of development.

Li Fanrong
Chief Executive Officer

Hong Kong, 28 March 2014

Business Overview

OVERVIEW

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, is also one of the largest independent oil and natural gas exploration and production companies in the world. As at the end of 2013, the Company had net proved reserves of 4.43 billion BOE (including approximately 0.29 billion BOE in its equity method investees). In 2013, the Company had a total net oil and gas production of 1,127,967 BOE per day (including net oil and gas production of approximately 45,173 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As at the end of 2013, approximately 55.2% of the Company’s net proved reserves and approximately 63.8% of its production were located in offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As at the end of 2013, approximately 82.3% of the Company’s net proved reserves and approximately 69.6% of its production in offshore China were derived from independent projects.

In its PSC operations, CNOOC, the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its administrative and regulatory functions as a state company), including new PSCs that will be signed in the future.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

EXPLORATION

Exploration is a top priority for the Company. In 2013, the Company achieved remarkable results and breakthroughs in both shallow and deepwater area exploration in offshore China and overseas. The Company’s reserve replacement ratio reached 327% in 2013. Excluding the effects of the acquisition of Nexen, the Company’s reserve replacement ratio was 119%.

The Company’s major exploration areas as at the end of 2013 are shown in the table below:

		Major Exploration
		Areas Acreage
	Areas	(Net) (km²)
	Bohai	43,068
	Western South China Sea	73,388
Offshore China	Eastern South China Sea	55,424
	East China Sea	85,413
	Subtotal	257,292
	Asia	21,473
	Africa	6,100
	Oceania	33,333
Overseas	North America	1,687
	South America	2,129
	Europe	4,538
	Subtotal	69,260
Total		326,552

The Company’s investments in exploration and activities reached another record high in offshore China, with the acquisition of approximately 31,600 km of 2D seismic data and 25,100 km² of 3D seismic data and the completion of drilling of 100 exploration wells through independent and PSC exploration. An aggregate of 10 new discoveries were made and 15 oil and gas structures were successfully appraised in offshore China, resulting in a success rate of 46%-67% in independent exploration wells.

In 2013, our achievements in exploration in offshore China mainly included:

1.	We made several mid-sized oil and gas discoveries during the year, including Bozhong 8-4, Kenli 9-5, Kenli 9-6 and Luda 5-2 North.

2.
Major breakthroughs in exploration in new areas were achieved. First discovery was made in the Kaiping Trough in the Pearl River Mouth Basin, opening up new frontiers in exploration in the area. A new discovery of Kenli 10-4 was made, marking a significant achievement in exploration in the southern Laizhou Bay in Bohai.

Business Overview

3.
Three major successful appraisals were obtained. The reserve size of Penglai 9-1 continued to expand after further appraisals. Qinhuangdao 29-2 East was successfully appraised and expected to be developed into another large-scale light oil field in Bohai. Luda 5-2 North was successfully appraised as a result of our efforts in making technological breakthroughs.

4.	Rolling exploration maintained a relatively high success rate, resulting in discoveries including the Weizhou 12-11 medium-scale oil and gas structure.

The Company achieved remarkable results in overseas exploration with eight new discoveries and five successful appraisals of oil and gas structures. Among these achievements, one new discovery was made by the successful drilling of the Elephant-1 Well in Congo, West Africa. Three new discoveries were made in the HBR permit in Algeria, which further enhanced the scale of discoveries in the area. Two new discoveries were made in Exploration Areas (“EA”) 1 and 2 in Uganda. One new discovery of Vicksburg A was made in the Gulf of Mexico in the U.S.

These achievements demonstrate considerable potential of offshore China and our unique advantages in exploration activities in this area, as well as the excellent prospects for the Company’s exploration activities overseas.

Through changing its line of thinking and constantly taking innovative approaches, the Company made a series of achievements in exploration in 2013. First, mindset innovation: the Company persisted in the guiding principle to explore and search for large and medium size oil and gas fields, optimizing exploration portfolio and ensuring appropriate allocation of capital in mature, rolling and new exploration areas. Second, theory innovation: including hydrocarbon accumulation theories in Bohai active fault zone and in Yinggehai high-temperature and high-pressure reservoir. Third, technology innovation: successfully adopted large area 3D seismic acquisition and processing, as well as seismic acquisition and processing technology on high-dip fault.

The Company’s major exploration activities in 2013 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China
Bohai	14	25	–	–	7	–	21	–	–	–	6,510	261
Eastern South China Se	11	4	3	–	1	–	–	–	12,418	–	3,098	4,142
Western South China Sea	16	22	–	–	2	–	13	–	12,080	–	4,625	1,590
East China Sea	3	2	–	–	–	–	–	–	3,281	–	4,566	–
Subtotal	44	53	3	–	10	0	34	–	27,779	–	18,800	5,993
Overseas	–	–	13	22	–	8	–	14	–	3,771	–	353
Total	44	53	16	22	10	8	34	14	27,779	3,771	18,800	6,346

Engineering Construction, Development and Production

In 2013, the Company, by carefully allocating its operational resources, made smooth progress in engineering construction and achieved remarkable results in engineering construction as well as development and production operations.

So far, new projects that were scheduled to commence production in 2013, including Weizhou 6-12, Wenchang 19-1 North, Wenchang 8-3 East, Weizhou 12-8 West, Qikou 18-1 Adjustment, Liuhua 19-5 gas field and Suizhong 36-1 Phase II Adjustment, came on stream gradually. Overseas, the Rochelle gas field in UK North Sea also commenced production as scheduled.

In 2013, the Company overcame considerable challenges in its oil and gas development and production. Adverse factors included delays in the commencement of production for some new projects and frequent typhoons that affected operations, all of which put tremendous pressure on the Company’s development and production. Despite this grim situation, the Company still managed to accomplish its annual production target mainly by focusing on the following areas:

Business Overview

First, ensuring sustainable and stable production of existing oil and gas fields. This mainly includes: carrying out intensive work and carefully planning, developing key measures for existing oil and gas fields based on refined studies on geological reservoirs, and maintaining stable or low production decline rates; strengthening management of producing wells and keeping high production time efficiency of oil and gas fields; achieving good results in the management of equipment integrity which led to a continuous decline of accidents on equipment failures and production losses; and preventing potential accidents to ensure safe and highly efficient operations.

Second, bringing on stream new oil and gas fields and new wells for production contribution. Through our efforts, new oil and gas fields including the Suizhong 36-1 Phase II Adjustment project, Wenchang 8-3 East and Weizhou 6-12 came on stream during the year, making contribution to the Company’s production volume. Meanwhile, the Company optimized its operational measures in a timely manner to ensure that new development wells and infill drilling wells were implemented as planned and contributed for production growth.

Third, confronted by complicated and unpredictable operation conditions at sea, the Company shortened suspension time for maintenance of its major projects and reduced losses in production by optimizing construction processes and procedures and selecting appropriate time windows.

Through the relentless efforts of the Company, net oil and gas production in 2013 reached 411.7 million BOE. Excluding the production contribution from the acquisition of Nexen, the Company’s net production was 350.9 million BOE, representing an increase of 2.5% year on year and achieving stable production growth.

In 2014, the Company expects to see another new peak for construction work with its full capacity to be utilized for onshore construction and offshore installation. A total of about 20 new projects is expected to be under construction, among which seven to ten new oil and gas fields are expected to commence production in 2014, including the Kenli 3-2 oilfield group, Qinhuangdao 32-6 comprehensive adjustment and the Golden Eagle project in the UK North Sea. Other projects are expected to commence production in the next few years and will provide additional momentum for the Company’s growth in medium-to-long term production.

In 2014, the Company will implement its various tasks with emphasis on the following areas:

First, the Company will focus on major tasks so as to accomplish its annual production target. The Company has set its net production target at 422-435 million BOE in 2014. In order to accomplish this target, we will carefully coordinate our resources to facilitate the timely commencement of production of new projects; strengthen our management and maintain the basic production at existing oil and gas fields; enhance the deployment of measures such as infill drilling wells to increase production; plan our construction in a meticulous manner and arrange planned shutdown and maintenance at our major projects.

Second, the Company will focus on cost control and efficiency enhancement. The year of 2014 has been designated as the “Year of Quality and Efficiency” for the Company. The focus of our cost-saving measures with respect to development and production will be directed to the following aspects: strengthening the management of operating costs with an emphasis on well operations and maintenance expenses, improving production capitalization management and introducing innovations in management mechanisms in order to control costs effectively.

Third, the Company will implement advanced planning to ensure the accomplishment of its production growth target for 2011-2015. We will enhance the application of new technologies, to increase the application of heavy oil thermal recovery technology and development technology at oilfields with low permeability to improve the recovery of producing oil fields, promote engineering construction of new projects and speed up development to make sure that new oil and gas fields can commence production as scheduled.

With emphasis on the above measures, the Company will strive to achieve its production growth target for 2011-2015 and lay a solid foundation for its long-term growth.

Business Overview

OVERSEAS DEVELOPMENT

In recent years, the Company has extended its global presence and raised its international profile with its geographical presence in Asia, Africa, Oceania, North America, South America and Europe. It now covers conventional oil and gas resources and unconventional resources such as shale oil and gas, oil sands and coalbed methane. The proportion of overseas reserves, production, and oil and gas sales has increased and accounted for 44.8%, 36.2% and 30.5% of the Company’s total reserves, production and oil and gas sales, respectively, and therefore overseas business has become a key driving force for the Company’s sustainable growth. The overseas operations of the Company have been developed into a favorable portfolio with the co-existence of conventional and unconventional resources and the orderly development of the exploration and production business.

In February 2013, the Company completed its acquisition of Nexen, achieving a significant development in its overseas business. In December 2013, the Company signed a 35-year PSC to develop the Libra oilfield in offshore Brazil. Based on public information, Libra oilfield is one of the super-large deepwater hydrocarbon accumulations in the world. Among the consortium that won the joint bid, we hold 10% equity interest in the Libra oilfield. The participation in the Libra oilfield marks a significant milestone of our strategic entry into the ultra-deepwater presalt area and is also in line with our philosophy of expanding our global presence through partnership arrangements.

Along with the development of our overseas operations, the Company will further revitalize its business management overseas. We will continue to strengthen our capabilities in operational management, resource integration and risk control in order to enhance our international development endeavors.

REGIONAL OVERVIEW

OFFSHORE CHINA

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2013, the reserve and daily production volume in Bohai were 1,179.7 million BOE and 413,650 BOE/day, respectively, representing approximately 26.6% and 36.7% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2013, the Company made seven successful discoveries in Bohai, namely Bozhong 34-9, Bozhong 8-4, Kenli 10-4, Bozhong 23-3, Luda 5-2 North, Kenli 9-5 and Kenli 9-6. In addition, the Company also successfully appraised eight oil and gas structures, including Kenli 2-1, Penglai 9-1, Penglai 15-2, Qinhuangdao 29-2 East, Bozhong 8-4, Luda 5-2 North, Kenli 9-5 and Kenli 9-6. The Company’s major accomplishments in Bohai included:

First, several mid-sized oil and gas discoveries, including Bozhong 8-4, Kenli 9-5, Kenli 9-6 and Luda 5-2 North, were made during the year.

Second, three major successful appraisals were obtained. The reserve size of Penglai 9-1 continued to expand after further successful appraisals. The successful appraisal of Qinhuangdao 29-2 East has made it possible to become another large-scale light oil and gas field in Bohai. Luda 5-2 North was successfully appraised as a result of our efforts in making technological breakthroughs, paving a new way for the development of heavy oil reservoir assets.

Third, we advocated innovation and encouraged new concepts for exploration. Major breakthroughs were achieved in the exploration of the Neogene of Jinzhou 23-2 structure following a transition from medium-to-deep oil and gas to shallow oil and gas exploration.

Fourth, a new discovery of Kenli 10-4 was made, marking a significant achievement in exploration in southern Laizhou Bay, Bohai.

Benefiting from new discoveries and successful appraisals, reserve replacement ratio of Bohai reached 109% in 2013, further reflecting Bohai’s potential as a core production region for the Company.

For development and production, Penglai 19-3 oilfield has resumed its normal state in February 2013 with stable production following a series of rectification measures. In October, Suizhong 36-1 Phase II Adjustment project commenced production successfully and provided a new impetus for production growth in Bohai.

The Company continued to implement regional development and comprehensive adjustment for its oil and gas fields. According to our plans, the regional development in Kenli 3-2 and the Qinhuangdao 32-6 adjustment project are expected to commence production successively in 2014.

Business Overview

In addition, the Company has strengthened its management, improved injection-production ratio and reduced decline rate constantly through the application of various methods such as increasing the number of injections. Through careful planning and meticulous work, the Company has also strengthened the management of its existing oil and gas fields to enable the facilities to maintain a high operational efficiency.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2013, the reserves and daily production volume in Western South China Sea reached 649.6 million BOE and 132,284 BOE/day, respectively, representing approximately 14.7% and 11.7%, respectively, of the Company’s total reserves and daily production.

In 2013, the Company made two new independent discoveries in Western South China Sea, namely Dongfang 1-4 and Weizhou 12-11, among which, Weizhou 12-11 has the potential to be developed into a medium scale oilfield. The Company had seven successful appraisals, namely Dongfang 1-4, Dongfang 13-1, Dongfang 13-2, Weizhou 12-11, Weizhou 12-2, Weizhou 11-10 and Wushi 17-2.

In 2013, the commencement of production of Weizhou 6-12, Weizhou 12-8 West, Wenchang 19-1 North and Wenchang 8-3 East in Western South China Sea have made significant contributions to the production growth of the Company. On the other hand, due to decreasing production capacities of Yacheng 13-1 and other gas fields, gas production in this region recorded a 9.3% decline over the previous year. Accordingly, the Company continued to implement streamlined management and optimize the production process for all oil and gas fields, resulting in the stabilization of production in this region.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2013, the reserves and daily production volume in Eastern South China Sea reached 542.7 million BOE and 166,778 BOE/ day, respectively, representing approximately 12.3% and 14.8%, respectively, of the Company’s total reserves and daily production.

Eastern South China Sea is the main battlefield for the Company’s deepwater exploration. In 2013, the Company had one new independent deepwater discovery, namely Liwan 3-2. Through a series of exploration activities, the Company deepened its understanding of the geological conditions in the deepwater area of Eastern South China Sea and further ascertained its future exploration targets.

Net oil and gas production derived from Eastern South China Sea rose steadily in 2013. This was attributable to the production contributions from the Panyu 4-2/5-1 adjustment projects, which commenced production in 2012, the resumption of normal production of Liuhua 11-1 after the completion of the overhaul of its FPSO, the completion of permanent repair of subsea pipeline of Zhuhai Terminal, as well as the reduced impact of typhoons on production activities through the Company’s thorough planning.

In early 2014, Liuhua 19-5 gas field in Eastern South China Sea successfully commenced production. According to our plans, several projects including Panyu 10-2/5/8, Panyu 34-1/35-1/35-2 and Enping 24-2 will also commence production successively in 2014, bringing a new momentum to the production growth of the Company.

East China Sea

The typical water depth of the Company’s operation area in East China Sea region is approximately 90 meters. As of the end of 2013, approximately 1.6% of the Company’s reserves and 0.6% of the Company’s production were derived from East China Sea.

In 2013, the Company continued to focus on rolling explorations surrounding the existing production facilities and oil and gas fields, which achieved positive results and laid a strong foundation of resources for future production growth.

In addition, the Company has actively promoted regional development of gas fields in East China Sea, consolidated the related design work, reviewed and negotiated gas prices with downstream users, and made sure that projects progress as scheduled.

In 2013, the Company’s production volume of oil and gas in East China Sea remained stable.

Business Overview

OVERSEAS

Asia (excluding China)

Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2013, the reserves and daily production volume derived from Asia (excluding China) reached 240.6 million BOE and 54,529 BOE/day, respectively, representing approximately 5.4% and 4.8%, respectively, of the Company’s total reserves and daily production.

Indonesia

The Company has four development and production blocks in Indonesia, one block under development and two exploration blocks, among which, the Company acted as the operator for three blocks. Meanwhile, the Company also holds working interests in non-operating areas in Malacca PSC and Tangguh LNG Project.

The Company owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Currently, it is preparing for the development of the third LNG train in Phase II, which is expected to complete and commence production in 2019.

In 2013, facing with many challenges such as production decline from mature oil fields and the aging of production facilities, the Company carried out studies of refined reservoirs, increased the workload on policy making, strengthened the comprehensive management of production equipment, and deeply explored the potential of oilfields, which effectively made up the output gap.

Iraq

The Company owns a 63.75% participating interest in a technical service contract for the development and production of the Missan oilfields in Iraq, pursuant to which the Company acts as the lead contractor.

Through the Company’s efforts, the Missan oilfields reached its required production level in 2012, and entered the cost recovery period, starting to make contributions to the Company’s production growth.

In 2013, the Company vigorously promoted project construction, resulting in a gradual increase in the production from the Missan oilfields with an average daily net production reaching approximately 14,800 barrels. According to the requirements of the service contract, the Company timely submitted a report on production improvement plans for the Missan oilfields to the government of Iraq.

As the Missan Project is a technical service contract, its cost of operation is relatively high which consequently raised the cost for the Company. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating an industry consensus on the future growth of the area.

Other Regions in Asia

In addition, the Company owns interests in several production and exploration blocks in Yemen, Myanmar and Qatar.

Oceania

Currently, the Company’s oil and gas resources in Oceania are located in Australia and Papua New Guinea. As of the end of 2013, the reserves and daily production volume derived from Oceania reached 92.0 million BOE and 23,909 BOE/day, respectively, representing approximately 2.1% and 2.1%, respectively, of the Company’s total reserves and daily production.

Australia

The Company owns 5.3% interests in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2013, the North West Shelf LNG Project generated stable production and healthy returns.

Furthermore, the Company also owns exploration blocks in Australia, which are currently under exploration and appraisal period.

Other Regions in Oceania

The Company owns interests in several blocks in Papua New Guinea. These blocks are still under exploration.

Africa

The Company has a relatively large oil and gas reserves base in Africa. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2013, the reserves and daily production volume derived from Africa reached 155.4 million BOE and 77,343 BOE/day, respectively, representing approximately 3.5% and 6.9%, respectively, of the Company’s total reserves and daily production.

Business Overview

Nigeria

The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises of four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2013, the Akpo oilfield maintained stable operation and recorded significant increase in production over the previous year with an average daily production reaching approximately 61,300 barrels.

In 2013, TOTAL S.A., the operator of the Egina project, announced that the final investment decision for the Egina field had been approved. The project has entered into the phase of engineering construction.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest as contractor in the PSC that covers the Usan oilfield in OML 138 block. The Usan oilfield commenced production in early 2012.

Uganda

The Company owns one-third of the interest in each of EA 1, 2 and 3A in Uganda. EA 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In 2013, as the operator of EA 3A, the Company took great efforts to promote the development of the Kingfisher Field and obtained the approval from the government of Uganda on the Kingfisher Field’s Field Development Plan and Petroleum Reservoir Report, and the Kingfisher Field entered into development stage.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic. These blocks are currently under exploration.

North America

The Company holds interests in the oil and gas exploration areas in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2013, the Company’s reserves and daily production volume derived from North America reached 1,036.0 million BOE and 120,030 BOE/day, respectively, representing approximately 23.4% and 10.6%, respectively, of the Company’s total reserves and daily production.

The Company completed the acquisition of Nexen in February 2013. Subsequently, the Company established its North and Central America headquarter in Calgary, Canada, to be responsible for operating the Company’s businesses in North and Central America as well as Nexen’s global operations.

The U.S.

The Company holds 33.3% of the interests in two shale oil and gas projects, located in the Eagle Ford and Niobrara plays onshore USA. Currently the Company’s position is all non-operating.

In 2013, the Company’s share of production from the Eagle Ford project saw a continuous increase with average daily production reaching approximately 44,800 BOE, which is attributable to an increasing number of wells and our deeper understanding of underground resources, together with the increase in investment which led to an acceleration of the development of high-quality assets. For the Niobrara project, the determination of core regions and discoveries on shallow levels in the Powder River Basin are expected to contribute to the Company’s production in the future.

Shale oil and gas resources have become one of the growth areas for the world’s oil and gas exploration and development, and participation in these fields has brought sustainable growth to the Company.

Furthermore, through the acquisition of Nexen, the Company owns approximately 175 exploration blocks with 36 prospects, leads and concepts in the U.S. Gulf of Mexico, which we are actively maturing. The Company also owns interests in several exploration blocks offshore Alaska.

Canada

Canada is one of the countries with rich oil sands resources, significant shale gas plays and mature conventional oil and gas areas. As oil sands are one of the new growth areas of oil and gas exploration and development, participation in oil sands development will be favorable to the sustainable growth of the Company.

In 2013, after the completion of the acquisition of Nexen, the Company holds 100% of the interests in the Long Lake project and the other three oil sands projects in northeastern Alberta. The Long Lake project is at the oil producing stage. The Company also holds part of the interests in the Syncrude oil sands project, which has been producing for over 35 years. The Company has also entered into new shale gas basins through this acquisition. With a total of approximately 300,000 acres, the Horn River, Cordova and Liard basins are regions in North America with quality shale gas, and the great potential for development.

Business Overview

In 2013, the Company continued to facilitate the development of the Long Lake project, with the completion of pads 14/15. Both pads commenced steam injection in the year with first production expected to be in early 2014. The construction of the K1A project continued to progress with first steam planned for mid 2014. The production of the Long Lake project maintained a steady growth with average daily production of approximately 24,000 BOE in 2013.

In addition, the Company owns 12.39% of the shares of MEG Energy Corporation in Canada. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block is in production.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s interest in Bridas is accounted for by the equity method. As of the end of 2013, the Company’s reserves and daily production volume derived from South America reached 289.4 million BOE and 44,183 BOE/day, respectively, representing approximately 6.5% and 3.9%, respectively, of the Company’s total reserves and daily production.

Argentina

The Company holds a 50% shareholding interests in Bridas in Argentina. Mainly through its affiliates (including the 40% interest in Pan American Energy (“PAE”)), Bridas engages in oil and gas exploration and production activities in Argentina. The Company makes joint decisions on the management of Bridas and applies the equity method for its accounting.

In 2013, PAE fully leveraged the favorable oil and gas price policies enacted by the local government and employed production enhancement measures in major producing blocks which worked well and maintained a stable production.

Brazil

In October 2013, the Company, as part of a consortium comprised of Petrobras, Shell, TOTAL S.A. and China National Petroleum Corporation, was awarded a 35-year PSC to develop the Libra oilfield in Brazil. The Company holds a 10% interest in the PSC.

Libra oilfield is located in Santos Basin, approximately 170 kilometers off the coast of Rio de Janeiro. The block covers approximately 1,550 square kilometers with water depths of approximately 2,000 meters. The National Petroleum Agency of Brazil estimates that a total gross peak oil production could reach 1.4 million barrels per day.

Other Regions in South America

Through the acquisition of Nexen, the Company holds interests in several exploration and production blocks in Colombia.

Europe

In Europe, the Company holds interests in several oil and gas fields such as Buzzard in the North Sea of the United Kingdom. As of the end of 2013, the Company’s reserves and daily production volume derived from Europe reached 170.6 million BOE and 88,241 BOE/day, respectively, representing approximately 3.9% and 7.8%, respectively, of the Company’s total reserves and daily production.

United Kingdom

In 2013, the Company entered into the North Sea in the United Kingdom for the first time as a result of the acquisition of Nexen. The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in Buzzard oilfield which made the Company the second largest crude oil producer in the North Sea, and a 36.5% interest in the Golden Eagle block, which is expected to commence production in 2014.

The Buzzard oilfield is one of the largest oilfields in the North Sea. In 2013, the operational efficiency of the Buzzard oilfield reached a three-year high and its annualized production of the last 10 months of 2013 was approximately 68,000 BOE/day. Furthermore, the Rochelle gas field in the North Sea successfully came on stream in 2013.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea in Northeastern Iceland.

SALES AND MARKETING

Sales of Crude Oil

The Company sells its crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary. Nexen Energy ULC, a wholly-owned subsidiary of the Company in Canada, sells its crude oil and synthetic oil to international markets on its own.

Business Overview

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, all of which are benchmarking crude oil prices in the Far East, respectively. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. The crude oil produced in overseas and sold in international markets is benchmarked at the Brent and WTI oil prices.

In 2013, the world economy is in a slow recovery, and global oil supply is relatively sufficient. The average international oil prices rebounded slightly on a year-on-year basis due to better than expected growth of the U.S. economy, an increase in demand from the U.S. market following several years of decline, as well as market speculation. As Japan adjusted its energy consumption structure, the natural gas consumption increased accordingly, which decreased the demand for crude oil in the Far East, and hence the benchmark crude oil prices returned to a normal level.

In 2013, the Company has been closely monitoring market movements and striving to meet customer demand in order to realize relatively high oil prices. Since the fundamental economics and demand for oil products in the Asia-Pacific region were weaker than last year, and also due to the lower oil prices in North America, there was mounting pressure on the selling price of the Company’s crude oil. For these reasons, the Company’s average realized oil price was US$104.60/barrel, representing a decrease of 5.3% from the previous year.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the south-eastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2013, the Company’s average realized natural gas price was US$5.78/mcf, representing a 0.2% increase over the previous year, primarily due to: on one hand, benefiting from the Chinese government’s gradual onshore natural gas price reform, the Company successively adjusted its sales price to major natural gas customers through negotiation; on the other hand, the sales price of natural gas of Nexen was relatively low since the gas price in North American continued to be at a low level, which partially offset the impact of the abovementioned price adjustment.

Apart from the above sales activities, Nexen Energy ULC, a wholly-owned subsidiary of the Company in Canada, engaged in purchase and sales of oil and gas products from third parties, as well as trading derivatives to mitigate risks arising from oil and gas price fluctuations.

RESEARCH AND DEVELOPMENT

In 2013, the Company continued to implement its “Technology-driven Strategy”, securing stable growth in reserves and production by technological innovation. Certain research findings have been applied to operations and generated positive results. “The Creation and Application of Floating-over Technology for Ultra-large Platform of Offshore Oilfield” was honored with the Second-Class National Technological Progress Award of China in 2013.

Major Scientific Project Development

With a view to strengthen key technologies and to provide support for the Company’s sustainable development, a number of major projects and a batch of pioneering subjects have been established, primarily including new areas and technologies for offshore oil exploration, efficient development and enhanced oil recovery of offshore oilfield, deepwater oilfield development projects and overseas exploration and development as well as exploration and development for oil and gas fields with low grade.

In addition, the Company undertook a number of national science and technology projects such as “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and obtained various achievements such as forming its geological understanding of offshore large-scale oil and gas fields and new breakthroughs in exploration.

Innovative Development of Key Technologies

In 2013, major technological innovation and developments achieved in offshore exploration and development of oil and gas by the Company included:

Business Overview

First, through innovations in research and composite applications of new geophysical exploration technologies in complex overseas exploration areas, the Company developed a series of technologies on complex reservoirs such as reservoirs with low resolution and estimation of reservoirs in areas with few wells or even no well, which resolved various practical issues in key exploration target areas, providing strong support for overseas exploration process.

Second, thermal recovery equipments and process technologies were utilized for the first time, and successfully passed tests in extra heavy oil wells in structures including Luda 5-2 North, which are expected to provide effective methods and technical directions for utilization and development of offshore heavy oil.

Third, the intelligent acidizing system developed by the Company independently was applied in Suizhong 36-1 and other operating areas for many times and generated remarkable effects in removing blockage. The successful application of this system simplified the repeat acidizing procedures, improved operational efficiency and reduced operation costs.

INTERNAL CONTROL AND RISK
MANAGEMENT SYSTEM

Since its establishment, the Company has treated internal control and risk management as a top priority. The Company clearly recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the Company’s business practice.

In 2013, in order for the management to make decision-making and respond to key risks more scientific and professional, the Company split the responsibility of the Investment and Risk Management Committee, and separately established the Investment Decision Committee and the Risk Management Committee. The Investment Decision Committee will introduce experts in oil and gas project field to make decisions on all the Company’s major investments through a voting system. The Risk Management Committee managed directly by the Company’s Chief Executive Officer is responsible for the organization and implementation of Enterprise Risk Management, the establishment of the objectives of risk management based on the Company’s strategies, the assessment of key risks in major decision, important events and key business processes, the review and approval of the response plan to major risks, and also the submission of the risk management report to the Board periodically.

The “Sarbanes-Oxley Act” promulgated in the U.S. in 2002 and the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange in 2004 (as amended from time to time and now known as the Corporate Governance Code and Corporate Governance Report) imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes that such regulations not only represent regulatory requirements imposed by the market, but also motivate the Company to improve its management system and create value for its shareholders.

In terms of internal control, the Company introduced the internal control framework developed by COSO Committee (“Committee of Sponsoring Organizations of the Treadway Commission”) of the U.S., which established an internal control system and mechanism over finance and accounting, business operation and compliance. Such internal control system has been continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure. The Company’s management clearly recognizes that it is their duty and obligation to establish and maintain an effective internal control and risk management system. According to the new Internal Control-Integrated Framework (2013), the management has begun to carry out specialized study to find out the future goals of continuous improvement by comparison with current internal control status and new framework requirements in order to ensure the continuous effectiveness of internal control.

The management has evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as of 31 December 2013, and has not discovered any material weakness as a result of the evaluation. On the basis of such evaluation, the Directors concluded that as of 31 December 2013, the Company’s internal control over financial reporting was effective.

In respect of risk management, the Company officially adopted COSO-ERM framework in 2007 as a guidance for its risk management. The Company is continuously following the new requirements and best practices of risk management and internal control areas. In recent years, the Company has made an important reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines issued by PRC regulatory authorities, and ISO 31000:2009 “Risk Management – Principles and Guidelines” in order to ensure that all key risks of the Company are sufficiently attended to, monitored and responded.

In February 2013, the Company completed its acquisition of Nexen. For this key transaction, the Company has established short, medium and long term integration plan of risk management and internal control. The Company will firstly ensure that the internal control related to the financial reporting be implemented and incorporated into the self assessment by the Company and the independent auditing

Business Overview

by external auditors in order to meet the requirements of compliance disclosure in 2013.

Listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to assure the Company of a more robust development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (“HSE”)

As an offshore exploration and production company, we face considerable operational safety and environmental protection risks. Therefore, the Company has been putting a lot of emphasis on health, safety and environmental protection (HSE) issues. Promoting the philosophy and culture of HSE among its employees, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their ability to identify potential risks as well as their skills on risk management.

In 2013, along with the rapid growth of the Company’s businesses, the scope of management in health, safety and environmental protection also expanded accordingly and the Company is facing greater challenges. For these reasons, the Company continued to improve its management system, promote intrinsic safety management and strengthen supervision, inspection and training in these areas. As a result, the Company’s overall stability in performance in the areas of health, safety and environmental protection has been achieved and respective targets have been accomplished. In production activities, the health, safety and environmental protection system was effectively implemented. No oil spill accident that was above a small size was recorded throughout the year, and neither was there any single accident that resulted in economic losses of over RMB1 million.

In offshore China, the Company carried out safety inspections and implemented measures to prevent potential accidents in 2013. Considering arrangements for annual key tasks and actual situations of affiliated organizations, the Company’s headquarter organized an inspection team, which comprised of relevant experts from various functional departments, their affiliated units and intermediary institutions in charge of safety technologies to conduct random inspections of four subsidiaries. Learned from the issues discovered, we were able to make solid progress in detecting and managing potential risks.

The Company also fully introduced the task of emergency management improvement, which included establishing a healthy organizational system, forming an offshore mobile communication system command units, establishing the capacity for emergency response to oil spill accidents and constructing a global emergency resource management platform. In addition, the Company further strengthened its management of pollutant discharge to promote energy saving and emission reduction.

For overseas projects, in accordance with the characteristics of different countries, regions, cultures, cooperation models, local legal environments as well as project durations and nature of operations, the Company enhanced its study on the involved countries and regions and conducted dynamic evaluations on potential risks. The Company has been closely tracking and making scientific judgments on the safety situations of such countries and regions, which increased its risk identification ability and facilitated the formulation of targeted HSE management plans for overseas projects. The Company also formulated comprehensive management requirements for the daily HSE management of Nexen.

To obtain health, safety and environmental protection information, the Company utilized an environmental management information system to successfully track pollutants in 2013, and adopted categorized management on the risk identification system.

In 2013, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics were maintained at a good level, and the Company’s performance continued to improve.

							Rate
				Number	Rate	Number	of Lost
	Gross	Number of	Rate of	of Lost	of Lost	of days	Workdays &
	Man-hours	Recordable	Recordable	Workdays	Workdays	aways &	Restricted	Death
Scope	(million)	Cases	Cases	Cases	Cases	Working shift	Days	Cases
								0
Company staff	35	20	0.11	6	0.34	250	1.43
Staff of the Company and direct contractors	120	111	0.18	38	0.06	1,517	2.53	4

CORPORATE CITIZEN

The Company has been pursuing good social responsibility and the development of harmony between enterprise and society, and between people and nature, and has regarded its social responsibility as an undeniable obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company strives to provide clean and reliable energy supply for society while taking care of stakeholders’ needs.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

In 2013, the Company continued to use the respective concepts mentioned above as guidelines and put its emphasis on the following three key areas to fulfill its social responsibility:

First, a driving force for sustainable energy supply

In 2013, the Company achieved significant progress in the areas of exploration, development and production, with stable growth in oil and gas reserves and production. In offshore China, 10 new discoveries were made and successful appraisals of 15 oil and gas structures were achieved. The Company achieved fruitful results in overseas exploration with a total of eight new discoveries and the successful appraisal of five oil and gas structures. In 2013, the Company achieved a reserve replacement ratio of 327%. In addition, the Company overcame a number of difficulties to ensure the steady and increasing performance of producing oil and gas fields and the commencement of production of new oil and gas fields as well as new wells and accomplished its annual production target.

Meanwhile, the Company also made significant progress in overseas development through the acquisition of Nexen, which generated diversified assets and laid down a resource base for its long term development.

With increasing reserves and production volume, the Company has gradually broadened its energy supply to China and the world and become a driving force for sustainable energy supply. We regard this as the most important part of the fulfillment of our social responsibility.

Second, a leading force for clean, healthy and green energy development

The development and expansion of our natural gas business is one of the three developmental strategies of the Company. While continuing to develop its conventional oil and gas business in 2013, the Company put more efforts in the development of unconventional oil and gas resources. Together with our partners, the Company promoted the construction of the first large-scale deepwater natural gas project, Liwan 3-1, in offshore China. Currently, the project is close to completion and is expected to commence production in 2014. Besides, we further organized management structure and extended our exploration and development in coalbed methane. Overseas, Rochelle gas field in the North Sea of the United Kingdom has successfully commenced production. Looking ahead, we will continue to develop clean energy to create a better environment.

In addition, the Company will continue to encourage energy conservation and emission reduction. In Bohai, we took advantage of certain conditions such as a relatively concentrated distribution of oilfields and shallow sea waters to greatly promote the recycling of oilfield-associated natural gas, and implemented projects such as Bohai Southwest networking gas supply and Penglai Caofeidian natural gas exportation, thus significantly reducing the amount of gas venting.

Business Overview

Third, a motivating force for mutual progress with stakeholders and the society

The Company proactively participated in various charitable activities such as poverty alleviation, disaster relief and educational donation. In Hong Kong, the Company continued cooperating with the Chinese University of Hong Kong in 2013, and made a donation of HK$3 million to the scholarship program to help outstanding students from Mainland China who were studying in Hong Kong. In 2013, the Company donated RMB500,000 to the Suizhong County Charity Federation. The Company also assisted in improving the learning conditions of children in Anhui, Yunnan, Guizhou, Guangdong and other regions through financing the construction of schools and dining halls, sponsoring stationery and books as well as monetary donations. In addition, the Company has always made contributions to enhance the living standards of people in communities, made donations to those who live on minimum subsistence allowances, who live alone or are disabled in Tianjin, Zhanjiang and other regions, and visited them to provide comfort and care.

As for community services, to protect our marine environment, the Company participated in the fishery stocking in Bohai and the “safety and environmental protection, youth acts first” beach cleaning volunteering activities. The Company also organized blood donation activities for work area employees thus allowing us to fulfill individual social responsibilities.

Like in previous years, our operating vessels were dispatched in a number of marine rescues in 2013, with a total of 34 emergency rescues and 37 people saved. At the same time, the Company strengthened the control and treatment of pollutants and continued to promote the upgrade of water treatment systems and the re-injection of by-product water.

Overseas, the Company similarly fulfilled its own social responsibilities. Nexen donated CAD250,000 to the Canadian Red Cross to support the flood relief efforts in Southern Alberta, Canada, which suffered a flood in June 2013.

In 2014, the Company will publish its “Corporate Social Responsibility Report 2012-2013” to conclude and reflect upon its social responsibility performance between 2012 and 2013.

HUMAN RESOURCES

Human resources have always been considered the treasure of the Company. Throughout the years, the Company has built a professional and highly efficient workforce which is capable of tackling challenges. This is essential to the Company’s success. In 2013, the Company focused on improving organizational core competencies through perfecting organizational systems, enhancing efficiency, continued strengthening of team ability and the inspiration of talents. Remarkable success was achieved across the board, providing practical and effective support for the Company’s human resources development and helping to ensure the achievement of “A Second Leap Forward”.

Deepening human resources management system and institutional reform

In order to enhance management efficiency to satisfy development needs, the Company started to optimize the function of all departments, and further decentralized management power to improve organizational efficiency. In 2013, management standards for production operation and offshore platforms were formulated, paving the way for scientific and standardized management.

Refining assessment indicators and strengthening guidelines for assessment classification

In order to attain the goal of cost controlling, the Company focused on “reserve and production growth and cost control” and increased its emphasis on “cost per BOE” as an indicator to direct future business performance more accurately. In order to enhance our ability to grow continuously, and to award the key personnel who had made significant contributions to the reform and development of the Company, a simplified reward scheme was developed in 2013.

Business Overview

Conducting thorough investigations to address human resources problems reflected by the base-level frontline
In 2013, the Company went deep into the base-level frontline to investigate the existing management and team construction situation in overseas offices in order to understand the actual needs of the overseas frontline, to constantly improve the overseas human resources and compensation policies, and to integrate and optimize the overseas organizations and management models.

In addition, the Company increased the proportion of distribution to those working on the front line and in lower positions, adjusted the standard of offshore subsidies and food subsidies for offshore employees, and encouraged outstanding staff to work overseas.

Accelerating the integration of Nexen’s human resources system

The Company has a deeper understanding of Nexen’s corporate system and management model following the completion of the acquisition. The integration of the human resources development between the two companies has been intensified and harmony has been further promoted. Based on respect for the annual performance assessment history of Nexen, the Company further strengthened its control over costs and budget, and set the annual key performance assessment indicators for Nexen.

Making steady progress in the management of training programs and qualification assessment of the technical team
In 2013, the Company intensified training for key professionals in exploration, development, engineering technologies, etc., by providing strong financial support. Of the total budget, 47% was reserved for training in advanced technologies. The pertinence and effectiveness of these training programs increased significantly, which had contributed to solving the technological problems that hindered the development of the Company.

In order to strengthen the management of qualification assessment, the Company developed a program for the assessment of professional qualification and training for personnel at various levels ranging from exploration supervisors to underwell operation supervisors, which had steadily enhanced the capability and quality of the key frontline staff.

In 2013, the Company conducted approximately 16,700 training programs with about 195,000 participants.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2013, the Company was awarded the “Corporate Governance Recognition Awards — Asia’s Icon on Corporate Governance” by Corporate Governance Asia Magazine and the “2013 Excellence in management and Corporate Governance Awards – Platinum” by The Asset. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2013, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2013 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of ten members, including two Executive Directors, four Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2013.

•
The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 44 to 50 and 152 respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•
The Company holds Board meetings at least four times a year at approximately quarterly intervals. Six Board meetings were held in 2013. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•
The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

Attendance of full Board meetings held in 2013:

	No. of meetings attended (6 meetings in total) by Director by alternate
Executive Directors
Li Fanrong	6	0
Wu Guangqi (Note 1)	5	1
Non-executive Directors
Wang Yilin (Chairman) (Note 2)	5	1
Yang Hua (Vice Chairman)	6	0
Zhou Shouwei (Note 3)	5	1
Wu Zhenfang (Note 4)	5	1
Independent
Non-executive Directors
Chiu Sung Hong	6	0
Lawrence J. Lau	6	0
Tse Hau Yin, Aloysius	6	0
Wang Tao (Note 5)	5	1

Corporate Governance Report

Note 1:	Mr. Wu Guangqi appointed Mr. Li Fanrong as his alternate to attend the Board meeting via teleconference held on 11 October 2013 and to vote on his behalf.

Note 2:	Mr. Wang Yilin appointed Mr. Yang Hua as his alternate to attend the Board meeting via teleconference held on 11 October 2013 and to vote on his behalf.

Note 3:	Mr. Zhou Shouwei appointed Mr. Wu Guangqi as his alternate to attend the Board meeting held on 20 August 2013 and to vote on his behalf.

Note 4:	Mr. Wu Zhenfang appointed Mr. Zhou Shouwei as his alternate to attend the Board meeting via teleconference held on 1 November 2013 and to vote on his behalf.

Note 5:	Mr. Wang Tao appointed Mr. Wang Yilin as his alternate to attend the Board meeting held on 24 May 2013 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•
Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records respectively.

•
Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them perform their duties to the Company.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction will present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The roles of the Chairman and CEO of the Company are separate and are not performed by the same individual. Mr. Wang Yilin serves as the Chairman of the Board and Mr. Li Fanrong serves as the CEO of the Company.

•
The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•
One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

Corporate Governance Report

•
The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•
The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non - executive Directors.

•
The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Chairman and the CEO ensures a balance of power and authority, as well as efficient management and operation of the Company, which contribute to the success of the Company.

A.3  Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
As of 31 December 2013, the Board consisted of ten members: two of them were Executive Directors, four of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. List of the Directors identifying their role and function was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•
The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Both Mr. Wu Guangqi and Mr. Li Fanrong have at least 30 years of experience in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation. Most of them have over 30 years of experience in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•
The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•
The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•
The  Company  has  received  annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

Corporate Governance Report

A.4 & A.5 Appointments, re-election and removal & Nomination Committee

Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Wang Yilin) with Mr. Wang Yilin serves as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 152 of this annual report. With effect from 1 March 2014, Mr. Kevin G. Lynch served as a member of the Nomination Committee, and Mr. Wang Tao retired as a member of the Nomination Committee on the same day.

•
The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/ or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience or knowledge of the candidate in international operations. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to retain such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re-elected. Mr. Chiu Sung Hong, an Independent Non-executive Director who has served the Board for over nine years, was re-elected as the Independent Non-executive Director at the Annual General Meeting held on 24 May 2013. Given Mr. Chiu’s thorough understanding of the Company’s business and operations, his continuous demonstrations of his firm commitments to his role, and his possession of the required character, integrity and experience to continue fulfilling the role of independent non-executive director, the Board considered that Mr. Chiu remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company has included in the Notice of the 2012 Annual General Meeting and the circular of the Company dated 8 April 2013 the reasons why the Board still considers Mr. Chiu Sung Hong as independent and shall be re-elected.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•
Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 41.

Corporate Governance Report

•
All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

–
Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

–	Assessed the independence of Independent Non-executive Directors;

–	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

–
Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

–	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

–	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board.

•
During the year ended 31 December 2013, a board meeting was held on 27 November 2013 in respect of the respective appointment of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang as Non-executive Directors with effect from 1 January 2014 and Mr. Kevin G. Lynch as Independent Non-executive Director with effect from 1 March 2014 and the respective retirement of Mr. Zhou Shouwei and Mr. Wu Zhenfang as Non-Executive Directors with effect from 1 January 2014 and Mr. Wang Tao as Independent Non-executive Director with effect from 1 March 2014. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•
In accordance with Code Provision A.5.6 of the CG Code and to demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013 prior to the implementation date as required by the Listing Rules. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:
With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service . All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Corporate Governance Report

Selection criterion:
Selection of candidates will be based on diversity of perspectives, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Independent Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. As a result, the Board has on 27 November 2013 resolved to appoint, with the recommendation of the Nomination Committee, Mr. Kevin G. Lynch, as the Independent Non-executive Director.

Attendance of individual members at Nomination Committee meetings in 2013

	No. of meetings attended
	(3 meeting in total)
	by committee
Directors	member	by alternate

Wang Yilin (Chairman)	3	0
Lawrence J. Lau	3	0
Wang Tao	3	0

A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

–
All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–
The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged a training conducted by its external professional advisers on the updates on Listing Rules, applicable laws, rules and regulations relating to Directors’ duties and responsibilities. The training covered a broad range of topics including Directors’ duties under the common law, Listing Rules and other relevant laws and regulations, Corporate Governance Code, new statutory regime for disclosure of inside information, updates on connected transaction rules and market misconducts.

–
Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles.

–
In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

Corporate Governance Report

•
The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•
During 2013, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committee. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•
Mr. Wang Yilin, Chairman of the Board, Mr. Yang Hua, Vice Chairman of the Board, together with Independent Non-executive Directors attended the General Meetings in 2013 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meetings in 2013:

No. of meetings attended
(2* meetings in total)

Executive Directors
Li Fanrong	2
Wu Guangqi	2

Non-executive Directors
Wang Yilin (Chairman)	2
Yang Hua (Vice Chairman)	1
Zhou Shouwei	0
Wu Zhenfang	0

Independent Non-executive Directors
Chiu Sung Hong	2
Lawrence J. Lau	2
Tse Hau Yin, Aloysius	2
Wang Tao	1

*	Two general meetings have been held in 2013 including the Annual General Meeting held on 24 May 2013 and the extraordinary general meeting held on 27 November 2013.

•
The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 44 to 50 for biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•
The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

Corporate Governance Report

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•
The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Wu Zhenfang) with Mr. Chiu Sung Hong served as the Chairman of the Remuneration Committee. With effect from 1 January 2014, Mr. Lv Bo has become a member of the Remuneration Committee instead of Mr. Wu Zhenfang pursuant to a resolution passed at the Board meeting held on 27 November 2013. The Remuneration Committee is delegated with the authority of determining and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 152 of this annual report.

•
The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package comprises the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and the irindividual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2013, are set out on pages 91 to 93 of this annual report.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the board’s corporate goals and objectives. Other general staff, and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 10 to 11 to the financial statements on pages 91 to 94 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

Corporate Governance Report

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—
Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—	Evaluated and assessed the effectivenessof the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board.

Attendance of individual members at Remuneration Committee meetings in 2013

	No. of meetings attended
	(3 meetings in total)
by committee
Directors	member	by alternate

Chiu Sung Hong (Chairman)	3	0
Tse Hau Yin, Aloysius	3	0
Wu Zhenfang	3	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
Directors will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 59 to 64 for details.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

Corporate Governance Report

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•
The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 129 to 141).

•
The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 65.

C.2	Internal controls

Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard shareholders’ investment and the issuer’s assets.”

•
The Directors regularly, and at least annually, receive reports from the management of the Company regarding the establishment, review and evaluation of the Company’s financial, operational and compliance control, internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Company would review, among other things, adequacy of resources, staff’s qualifications and experience, training programmes and budget of our accounting and financial reporting functions.

•
The Company has established and maintains an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. A Risk Management Committee has been established and authorized to assess, analyze and identify key risks of the Company. Based on the Company’s strategies, the Risk Management Committee is responsible for setting up the objective of risk management and assessing key risks in major decisions, important events and key business processes, and also responsible for the review and approval of the responses to major risks. The risk management reports are submitted to the Board periodically.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company management clearly recognizes that it is their duty and obligation to establish and maintain an effective internal control and risk management system. According to the new Internal Control-Integrated Framework (2013), the management has begun to carry out special study to find out the future goal of continuous improvement by comparison of current internal control status and new framework requirements in order to ensure the continuous effective of internal control.

Corporate Governance Report

•
In February 2013, the Company completed the acquisition of Nexen. For this key transaction, the Company has established short-medium-long term integrated plan of risk management and internal control, the Company firstly ensured that the internal control related to the financial report should be implemented and scoped in the self assessment by the Company and independent auditing by the external auditors in order to meet the requirements of compliance disclosure in 2013.

•
The management has evaluated the design and operating effectiveness of its internal control regarding the financial report as of 31 December 2013, and has not discovered any material weakness as a result of the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2013, internal control system of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management. The Company has been continuously following the new requirements and best practices of risk management and internal control field and has made an important reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines which were issued by PRC regulatory authorities, and ISO 31000:2009 “Risk Management – Principles and Guidelines”, so that sufficient attention, monitor and responses will be paid to all key risks of the Company. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 152 of this annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the internal control and financial reporting matters. The Board also assesses the effectiveness of internal controls by considering reviews performed by the Audit Committee, senior management and both internal and external auditors.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

Corporate Governance Report

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant U.S. requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed bythe Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems , and made appropriate recommendations where necessary;

—
Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—
Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Committees & Corporate Governance Functions section on page 39 to 40; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee and recommended the proposed changes to the charter to the Board.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Corporate Governance Report

Attendance of individual members at Audit Committee meetings in 2013

	No. of meetings attended
Independent	(4 meetings in total)
Non-executive	by committee
Directors	member	by alternate

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•
The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•
Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2 & D.3 Board Committees & Corporate Governance Functions

Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•
The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

Corporate Governance Report

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and make recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•
The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•
The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•
The Chairmen of the Board and all Committees, or in his absence an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•
The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•
In 2013, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll in the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

Corporate Governance Report

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•
Mr. Zhong Hua and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on page 50 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2013, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

Corporate Governance Report

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT

During the year ended 31 December 2013, there was the following change in Directors and senior management.

With effect from 1 January 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang served as a non-executive director of the Company, and each of Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as a non-executive director of the Company.

With effect from 1 March 2014, Mr. Kevin G. Lynch served as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.

In March 2013, Mr. Chen Wei and Mr. Fang Zhi were appointed as executive vice presidents of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2012.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the above-mentioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2013, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

In light of the requirements of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China in respect of the term of office of the auditors, the Board has, with the recommendation of the Audit Committee of the Company, resolved to recommend the appointment of Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries following the retirement of Ernst & Young upon expiration of its term of office with effect from the conclusion of the Annual General Meeting dated 24 May 2013. An ordinary resolution was proposed and adopted at the above-mentioned Annual General Meeting to appoint Deloitte Touche Tohmatsu as the new independent auditors with effect from 24 May 2013 until the conclusion of the next annual general meeting of the Company.

Corporate Governance Report

For the financial year ended 31 December 2013, services provided by the auditors and fees charged by the auditors for the services are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements were RMB23.74 million (approximately US$3.78 million) for the financial year ended 31 December 2012 and RMB41.65 million (approximately US$6.83 million, with the exchange rates applicable for 31 December 2013 at 6.0969) for the financial year ended 31 December 2013.

Audit-related Fees

The aggregate fees billed for assurance and related services by the auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB10.24 million (approximately US$1.63 million) for the financial year ended 31 December 2012 and RMB7.16 million (approximately US$1.18 million) for the financial year ended 31 December 2013.

Tax Fees

The aggregate fees billed for professional service rendered by the auditors for tax compliance, tax advice and tax planning were RMB1.36 million (approximately US$0.22 million) for the financial year ended 31 December 2012 and RMB1.6 million (approximately US$0.26 million) for the financial year ended 31 December 2013.

All Other Fees

The aggregate fees billed for professional service rendered by the auditors for risk management advisory services, and information systems reviews were nil for the financial year ended 31 December 2012 and RMB7.83 million (approximately US$1.28 million) for the financial year ended 31 December 2013.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

Directors and Senior Management

Executive Directors
1	Li Fanrong
2	Wu Guangqi

Non-executive Directors
3	Wang Yilin (Chairman)
4	Yang Hua (Vice Chairman)
5	Lv Bo
6	Zhang Jianwei
7	Wang Jiaxiang

Independent Non-executive Directors
8	Chiu Sung Hong
9	Lawrence J. Lau
10	Tse Hau Yin, Aloysius
11	Kevin G. Lynch

Directors and Senior Management

EXECUTIVE DIRECTORS

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr.

Directors and Senior Management

Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005, was appointed as Vice Chairman of the Board of the Company with effect from 16 September 2010, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Zhou Shouwei

Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009. Mr. Zhou retired as a Non-executive Director of the Company with effect from 1 January 2014.

Wu Zhenfang

Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then served as Vice President of CNOOC from August 2004 to February 2013. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, Chairman and the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., Chairman of CNOOC and Shell Petrochemical Co. Ltd, all being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Independent Non-executive Director of Aluminum Corporation of China Limited on 30 August 2013. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006. Mr. Wu retired as a Non-executive Director of the Company with effect from 1 January 2014.

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined China National Offshore Oil Corporation (“CNOOC”) in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Zhang Jianwei

Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director

Directors and Senior Management

of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee, Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s

Directors and Senior Management

Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao

Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council (Formerly World Petroleum Congress) and the foreign academician for Russian Academy of Natural Sciences. He also serves as adjunct professor and/or doctoral advisor in China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008. Mr. Wang retired as an Independent Non-executive Director of the Company with effect from 1 March 2014.

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange, and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu

Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from East China Petroleum Institute (now China University of Petroleum) with a bachelor’s degree in drilling engineering. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch.

Zhu Weilin

Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department

Directors and Senior Management

and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo

Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Division of Contract Law Department, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Chen Bi

Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2001 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei

Born in 1958, Mr. Chen is the Worker’s Director of CNOOC, an Executive Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Executive Vice President of the Company.

Fang Zhi

Born in 1962, Mr. Fang is an Executive Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He is a professor-level senior engineer. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Depute General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and the head of

Directors and Senior Management

the Foreign Affairs Bureau of CNOOC. In February 2013, Mr. Fang was appointed as Vice Chairman of Nexen Energy ULC. In March 2013, Mr. Fang was appointed as the Executive Vice President of the Company.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as senior vice president of the Company and General Manager of CNOOC China Limited Shanghai Branch.

Zhong Hua

Born in 1960, Mr. Zhong is Chief Financial Officer, Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors) of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of COONWC. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On 22 March 2012, Mr. Zhong was appointed as Joint Company Secretary of the Company.

Song Lisong

Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality, Health, Safety & Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1991, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety And Environmental Protection Department respectively. From 1994 to 1996, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of the Company. From 1999 to 2001, he served as Vice Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of the Company. From 2003 to 2011, he served as the General Manager of the HSE Department of the Company. From March 2013 to now, he has been serving as the Chief Safety Official and General Manager of the QHSE Department of the Company.

JOINT COMPANY SECRETARIES

Zhong Hua

Please refer to the biography of Mr. Zhong above for details.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2013.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2013 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 27 to the consolidated financial statements on pages 107 to 109 for details of the loans and borrowings of the Group as at 31 December 2013.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 15 to the consolidated financial statements on pages 98 to 99 for net movements in property, plant and equipment of the Group for the year ended 31 December 2013.

RESERVES

The distributable reserves of the Company as at 31 December 2013 amounted to RMB69,888 million.

Please refer to the consolidated statement of changes in equity on page 68 and note 30 to the consolidated financial statements on pages 112 to 113 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2013.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

Particulars of the Company’s subsidiaries, associates and joint venture as at 31 December 2013 are set out in notes 17, 18 and 19 to the consolidated financial statements on pages 101 to 104.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 20 August 2013, and paid to the shareholders of the Company on 10 October 2013.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2013, payable on 3 July 2014 to all shareholders on the register of members of the Company on 13 June 2014 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 32 to the consolidated financial statements on page 118 for details of the retirement benefits of the Group for the year ended 31 December 2013.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2013 represented approximately 13% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 54% of the total purchases of the Group for the year ended 31 December 2013.

Sales to the largest third party customer for the year ended 31 December 2013 represented approximately 10% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 30% of the Group’s total revenue for the year ended 31 December 2013.

For the year ended 31 December 2013, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 24 to 25 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2013 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

Report of the Directors

3.
in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 1 November 2010 with CNOOC for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/ or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements the Company entered into on 8 November 2007. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2011 were approved by the independent shareholders of the Company on 24 November 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The continuing connected transactions under the comprehensive framework agreement and the relevant existing annual caps for the three years ended 31 December 2013 are set out below.

Categories of continuing connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ended
	exploration and	31 December 2013,
	support services	RMB6,676 million,
RMB10,450 million and
RMB11,950 million,
respectively

(b)	Provision of oil	For the three years ended
	and gas	31 December 2013,
	development and	RMB24,067 million,
	support services	RMB37,906 million and
RMB38,822 million,
respectively

(c)	Provision of oil	For the three years ended
	and gas	31 December 2013,
	production and	RMB8,228 million,
	support services	RMB9,051 million and
RMB9,956 million,
respectively

(d)	Provision of	For the three years ended
	marketing,	31 December 2013,
	management and	RMB820.98 million,
	ancillary services	RMB856.52 million and
RMB905.09 million,
respectively

(e)	FPSO vessel leases	For the three years ended
31 December 2013, RMB1,401 million, RMB1,390 million and RMB1,546 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ended 31 December 2013, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the three years ended
	and natural gas	31 December 2013,
	products (other	RMB152,315 million,
	than long term sales	RMB195,469 million and
	of natural gas and	RMB296,722 million,
	liquefied natural gas)	respectively

(b)	Long term sales of	For the three years ended
	natural gas and	31 December 2013,
	liquefied natural gas	RMB8,034 million,
RMB9,146 million and
RMB21,155 million,
respectively

The Company expected to continue the continuing connected transactions contemplated under such comprehensive framework agreement after 31 December 2013. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on 6 November 2013. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement

Report of the Directors

entered into by the Company on 1 November 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. For details of such relevant annual caps, please refer to the announcement of the Company dated 6 November 2013 and the circular of the Company dated 8 November 2013.

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance Corporation Limited (“CNOOC Finance”) to renew the financial services framework agreement entered into by the Company and CNOOC Finance dated 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The continuing connected transactions under the renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB9.8 billion for the period from 1 January 2011 to 30 May 2012, and RMB18.5 billion (as revised) for the period from 31 May 2012 to 31 December 2013.

The Company expected to continue the continuing connected transactions contemplated under such renewal agreement after 31 December 2013. Therefore, on 27 November 2013, the Company entered into a new renewal agreement with CNOOC Finance to renew the financial services agreement dated 14 October 2008 (renewed on 20 August 2010) for a term of another three years which is effective from 1 January 2014 to 31 December 2016. The new renewal agreement is substantially on the same terms as the terms contained in the renewal agreement entered into by the Company on 20 August 2010. The continuing connected transactions under the new renewal agreement are exempted from the requirements of independent shareholders’ approval, but subject to the requirements of the reporting, annual review and announcement. The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB22 billion for the period from 1 January 2014 to 31 December 2016.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2013:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB11,950 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB38,822 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB9,956 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB905.09 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB1,546 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB296,722 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB21,155 million.

Report of the Directors

(iv)
The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB18.5 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	are in accordance with the pricing policies involving provision of goods or services by the Company as stated in the Company’s financial statements;

3.	have been entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 31 to the consolidated financial statements on pages 114 to 118 for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 29 to the consolidated financial statements on page 110 for details of movements in the Company’s share capital for the year ended 31 December 2013.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;

2.	2001 Share Option Scheme;

3.	2002 Share Option Scheme; and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 29 to the consolidated financial statements on pages 110 to 112 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2013.

Report of the Directors

During the year ended 31 December 2013, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of the Company’s shares	Weighted average price of the Company’s shares
Name of category of grantee	As at 1 January 2013	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As at 31 December 2013	Date of grant of share options	Exercise period of share options*	Exercise price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options
									HK$ per share	HK$ per share	HK$ per share	HK$ per share

Executive Directors
Wu Guangqi	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,857,000	–	–	–	–	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,857,000	–	–	–	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Non-executive Directors
Yang Hua	1,150,000	–	–	–	(1,150,000)	–	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	2,835,000	–	–	–	–	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,000,000	–	–	–	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Zhou Shouwei	1,750,000	–	–	–	(1,750,000)	–	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,750,000	–	–	–	–	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	2,450,000	–	–	–	–	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	2,700,000	–	–	–	–	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	2,835,000	–	–	–	–	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	2,835,000	–	–	–	–	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Report of the Directors

Name of category of grantee	Number of share options									Price of the Company’s shares	Weighted average price of the Company’s shares
	As at 1 January 2013	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As at 31 December 2013	Date of grant of share options	Exercise period of share options*	Exercise price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options
									HK$ per share	HK$ per share	HK$ per share	HK$ per share

Wu Zhenfang	800,000	–	–	–	–	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Independent Non-executive Directors
Chiu Sung Hong**	1,150,000	–	(1,150,000)	–	–	–	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	13.82	13.86

Other Employees in aggregate	10,649,966	–	–	–	(10,649,966)	–	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	17,649,934	–	–	–	–	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	27,230,000	–	–	(1,190,000)	–	26,040,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	39,870,000	–	–	(1,310,000)	–	38,560,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	46,798,000	–	–	(1,374,000)	–	45,424,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	57,795,000	–	–	(2,748,000)	–	55,047,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	71,676,000	–	–	(2,748,000)	–	68,928,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	85,495,000	–	–	(3,906,000)	–	81,589,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Total	411,154,900	–	(1,150,000)	(13,276,000)	(13,549,966)	383,178,934

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on 19 July 2013 and the allotment was completed on 26 July 2013.

Report of the Directors

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2013.

DIRECTORS’ INTERESTS

As at 31 December 2013, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued share
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

Save as disclosed above, as at 31 December 2013, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2013, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary Shares Held	Percentage of Total Issued Shares
(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:
CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2013, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Report of the Directors

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 44 to 50 for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2013 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 10 and 11 to the consolidated financial statements on pages 91 to 94 for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

Except for the Complaint disclosed in note 34(iii)b to the consolidated financial statement in this annual report, as at 31 December 2013, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2013.

Please refer to the Corporate Governance Report on pages 27 to 43 for details.

AUDITORS

In light of the requirements of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China in respect of the term of office of the auditors, the Board has, with the recommendation of the Audit Committee of the Company, resolved to recommend the appointment of Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries following the retirement of Ernst & Young upon expiration of its term of office with effect from the conclusion of the Annual General Meeting dated 24 May 2013. An ordinary resolution was proposed and adopted at the Annual General Meeting to appoint Deloitte Touche Tohmatsu as the new independent auditors with effect from 24 May 2013 until the conclusion of the next annual general meeting of the Company. Deloitte Touche Tohmatsu has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 23 May 2014.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s issued shares were held by the public. The total number of issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 31 December 2013 is HK$14.42 per share.

VOTING BY POLL

In 2013, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board
Wang Yilin
Chairman

Hong Kong, 28 March 2014

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement, the CEO’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

STRATEGIES AND RISKS

Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to cooperate with foreign partners to lower capital requirements and exploration risks. In 2013, we achieved a reserve replacement ratio of 327%.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2013, approximately 59.7% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed at a rate faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

In 2014, the large-sized deepwater gas field Liwan 3-1 in deepwater South China Sea is expected to commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply cutting-edge offshore engineering, drilling and production technologies to our operations.

Currently, we have a healthy financial position. We intend to maintain our financial strength by managing key measures such as capital expenditure, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts in order to manage our exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of the oil and gas industry involve a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserves, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices

Since the Company’s realized oil prices are priced with reference to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts also contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices. As a result, changes in oil and natural gas prices will affect the Company’s profitability.

Changes in reserves

High-risk and capital-intensiveness are inherent characteristics of the exploration and development of oil and gas. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

Management’s Discussion and Analysis

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proved to be inaccurate, the Company might need to adjust its reserves.

HSE

The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damages and environmental pollution may have an impact on the Company’s operation and financial conditions.

Changes to fiscal regimes and regulatory rules and policies
The Company has oil and gas assets in the PRC and various overseas countries. Any change in the fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization, exchange controls and environment protection laws and rules, may affect the Company’s operation and financial position.

Currency risk

The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. China’s exchange rate regime is a managed floating exchange rate approach that is based on market demand and supply and with reference to a basket of currencies. From 1 January 2013 to 31 December 2013 (the last working day in 2013), Renminbi appreciated approximately 3.1% against US dollars. At the reporting date, 79% (2012: 92%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollar and Hong Kong dollar.

Interest rate risk

As at the end of 2013, the interest rates of 59.4% of the Company’s debts were fixed. Except for loans for the Tangguh LNG project in Indonesia, all of our long-term debts are denominated in U.S. dollars with fixed interest rates. The weighted average term of the Company’s debt balance outstanding was approximately 8.63 years.

Please also refer to note 37 to the consolidated financial statements on pages 126 to 128 for other financial risks of the Company.

2013 OVERVIEW

In 2013, the global economic recovery was moderate and major economies continued to develop in different trends. The strength of recovery in developed economies as a whole was stronger than expected. The emerging markets and the developing economies stepped into a process of structural adjustment which led to a rapid decline in the rate of economic growth. On the other hand, China managed to maintain a stable economy growth while cautiously pursuing opportunities for sustainable growth. However, the foundation for a sustainable future growth is not solid due to constraints from Chinese economy’s structural problems. Affected by factors such as economic conditions and the supply-demand relationship, international oil prices experienced fluctuations but generally maintained at a relatively high level in 2013.

During the year, faced with complex external conditions, the Company overcame various unfavorable factors, seized opportunities to lay a solid foundation for development, and achieved satisfactory results.

In 2013, the Company exceeded its annual production target, with a net production of 411.7 million BOE, representing a 20.2% increase over the previous year. The Company also made new breakthroughs in exploration in both matured and new areas, which, together with the impact of acquisition of Nexen, achieved a reserve replacement ratio of 327%.

In 2013, the Company made significant progress in its overseas development and successfully acquired Nexen. This transaction has built a new overseas platform for the Company. The integration in areas such as exploration and development, safety and environmental protection, human resources and corporate cultures progressed smoothly at a pace in line with the Company’s expectations.

The Company maintained a solid financial position in 2013. Its oil and gas sales were RMB226,445 million (US$36,538.1 million, with the exchange rates applicable for 2013 at 6.1975), representing an increase of 16.3% over the previous year. Net profit was RMB56,461 million (US$9,110.3 million), representing a decrease of 11.4% over the previous year.

For the year ended 31 December 2013, the Company’s basic and diluted earnings per share were RMB1.26 and RMB1.26, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

Management’s Discussion and Analysis

In 2014, the outlook for the global political and economic situations will remain complicated. The global economic recovery is expected to be largely uncertain. China will continue to implement a proactive fiscal policy and a prudent monetary policy, and by adhering to the overall goal of “cautiously pursuing growth” in economic and social development, China’s economy is expected to maintain a steady growth.

Facing complicated external conditions in 2014, the Company is committed to coordinating domestic and overseas resources and will strive to complete key tasks for production and operation. The Company’s key tasks include:

First, to ensure the annual production target to be met;

Second, to maintain cost control and improve efficiency;

Third, to intensify exploration and development activities;

Fourth, to enhance the management of overseas business.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 12 to 26 of the annual report.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 11.4% to RMB56,461 million (US$9,110.3million) in 2013 from RMB63,691 million in 2012, primarily as a result of the comprehensive impact of the decreased oil price and the increased costs.

Revenues

Our oil and gas sales, realized prices and sales volume in 2013 are as follows:

	2013	2012	Change	Change (%)
Oil and gas sales (RMB million)	226,445	194,774	31,671	16.3%
Crude and liquids	211,838	181,825	30,013	16.5%
Natural gas	14,607	12,949	1,658	12.8%
Sales volume (million BOE)	397.2	322.6	74.6	23.1%
Crude and liquids (million barrels)	326.8	260.8	66.0	25.3%
Natural gas (bcf)	408	356	52	14.6%
Realized prices
Crude and liquids (US$/barrel)	104.60	110.48	(5.88)	(5.3%)
Natural gas (US$/mcf)	5.78	5.77	0.01	0.2%
Net production (million BOE)	411.7	342.4	69.3	20.2%
China	262.7	267.0	(4.3)	(1.6%)
Overseas	149.0	75.4	73.6	97.6%

The increase of our oil and gas sales was primarily due to the significant increase of production attributable from the Nexen acquisition.

In 2013, our net production was 411.7 million BOE (including our interest in equity-accounted investees), representing an increase of 20.2% from 342.4 million BOE in 2012, benefitting from the addition from the Nexen acquisition and the increased production of shale oil and gas in North America and technical service contract in Iraq. The overseas production volume accounted for 36.2% of our total net production volume in 2013, compared with 22.0% in 2012.

Operating expenses

Our operating expenses increased 40.0% to RMB30,014 million (US$4,842.9 million) in 2013 from RMB21,445 million in 2012, and the operating expenses per BOE increased 15.2% to RMB75.9 (US$12.25) per BOE in 2013 from RMB65.9 (US$10.44) per BOE in 2012, primarily as a result of the addition from the Nexen acquisition. Operating expenses per BOE offshore China increased 5.4% to RMB60.9 (US$9.83) per BOE in 2013 from RMB57.8 (US$9.16) per BOE in 2012. Overseas operating expenses per BOE increased 2.9% to RMB105.5 (US$17.02) per BOE in 2013 from RMB102.5 (US$16.24) per BOE in 2012.

Management’s Discussion and Analysis

Taxes other than income tax

Our taxes other than income tax increased 2.0% to RMB15,937 million (US$2,571.5 million) in 2013 from RMB15,632 million in 2012, primarily as a result of the comprehensive impact of changes in oil and gas sales in offshore China and overseas.

Exploration expenses

Our exploration expenses increased 89.3% to RMB17,120 million (US$2,762.4 million) in 2013 from RMB9,043 million in 2012, primarily as a result of the addition from the Nexen acquisition, and our continuous enhancement of exploratory activities in offshore China, especially in deepwater. Meanwhile, due to the unfavourable exploration appraisal results and some overdue land leasehold contracts, some of the unproved properties of shale oil and gas project located in North America were written off in 2013. Nexen focuses on opportunities in the deepwater of U.S. Gulf of Mexico and U.K. North Sea, which are deepwater areas with good exploration prospect. Meanwhile, in the recent two years, our continuing efforts in exploration in offshore China has led to a series of important reserves discoveries and upgrades, but also resulted in continuing increased exploration expenses. Dry hole expenses increased 78.5% to RMB7,140 million (US$1,152.1 million) in 2013 from RMB3,999 million in 2012, including costs of some uncertain wells that were capitalized previously and written off according to appraisal result.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 71.6% to RMB56,456 million (US$9,109.5 million) in 2013 from RMB32,903 million in 2012, primarily as a result of the addition from the Nexen acquisition, the increased production of shale oil and gas in North America and technical service contract in Iraq and the commencement of production on new oil and gas fields in offshore China. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 41.5% to RMB130.3 (US$ 21.03) per BOE in 2013 from RMB92.1 (US$14.59) per BOE in 2012. These increases were mainly attributable to the increased production proportion from oil sands, shale oil and gas and technical service contract overseas, which have higher depreciation, depletion and amortization rate. In addition, the increased proportion of production on new oil and gas fields in offshore China in recent year, which were developed under the environment of increasing prices of raw materials and services over the past few years, also contributed to the increase of depreciation, depletion and amortization per BOE.

The dismantlement-related depreciation, depletion and amortization costs increased 68.2% to RMB4,954 million (US$799.4 million) in 2013 from RMB2,946 million in 2012, primarily as a result of the addition from the Nexen acquisition. Our average dismantling costs per BOE increased 38.4% to RMB12.53 (US$2.02) per BOE in 2013 from RMB9.06 (US$1.43) per BOE in 2012.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 10.9% to RMB23,421 million (US$3,779.1 million) in 2013 from RMB26,293 million in 2012, primarily as a result of our decreased oil sales in offshore China.

Selling and administrative expenses

Our selling and administrative expenses increased 132.7% to RMB7,859 million (US$1,268.1 million) in 2013 from RMB3,377 million in 2012. Such increases were primarily due to the addition from the Nexen acquisition and the related commissions and consulting expenses. Our selling and administrative expenses per BOE increased 91.6% to RMB19.89 (US$3.21) per BOE in 2013 from RMB10.38 (US$1.64) per BOE in 2012.

Finance costs/Interest income

Our finance costs increased 115.7% to RMB3,457 million (US$557.8 million) in 2013 from RMB1,603 million in 2012, primarily due to the addition from the Nexen acquisition and capital demand increase from expansion in overseas investment as well as the increase in unwinding of discount on provision for dismantlement due to commencement of production on new oil and gas fields. Our interest income increased 9.0% to RMB1,092 million (US$176.2 million) in 2013 from RMB1,002 million in 2012, primarily due to the increased effective rate of return from increased time deposits.

Exchange gains, net

Our net exchange gains increased 143.2% to RMB873 million (US$140.9 million) in 2013 from RMB359 million in 2012, primarily as a result of the further appreciation of Renminbi/US dollars and Renminbi/HK dollars.

Investment income

Our investment income increased 9.2% to RMB2,611 million (US$421.3 million) in 2013 from RMB2,392 million in 2012, primarily attributable to the increase in aggregate corporate wealth management products under the condition that the products and portfolios are of good liquidity and low risk.

Management’s Discussion and Analysis

Share of profits/losses of associates/a joint venture

Our share of profits of associates/a joint venture was RMB895 million (US$144.4 million) in 2013, while in 2012 we shared losses of RMB27 million, primarily attributable to the increased profitability of overall assets contributed by the downstream refinery which was acquired by Bridas in the second half of 2012.

Income tax expense

Our income tax expense decreased 7.9% to RMB24,390 million (US$3,935.5 million) in 2013 from RMB26,481 million in 2012, and the effective tax rate increased to 30.2% in

2013 from 29.4% in 2012. The increase in effective tax rate was mainly attributable to the Nexen acquisition, partially offset by the increased tax credits arising from certain qualified capital expenditure in Nigeria along with the development of Egina oilfield of OML130 project.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2013 was cash flows from operating activities. We used cash primarily to fund capital spending program and dividends. The changes are as follows:

	2013		2012	Change
	RMB million	US$ million	RMB million	RMB million	%
Generated from operating activities	110,891	17,892.9	92,574	18,317	19.8%
Used in investing activities	(170,032)	(27,435.6)	(63,797)	(106,235)	166.5%
Generated from financing activities	18,601	3,001.4	2,584	16,017	619.9%

Cash generated from operating activities

In 2013, the increase in cash inflow from operating activities was mainly attributable to the contribution from Nexen.

Cash used in investing activities

In 2013, cash outflow from investing activities mainly included Nexen acquisition, acquisition of oil and gas properties and other capital expenditure. Our major acquisitions included (1) RMB87,926 million for the Nexen acquisition; (2) RMB4,100 million for the signature bonus on entering into a PSC in Block LIBRA in Brasil; (3) RMB879 million for the acquisition of part of working interest in Yacheng 13-1; (4) RMB2,022 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project. Our capital expenditure (excluding acquisition) increased 46.7% to RMB79,716 million (US$12,862.7 million) from 2012, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2013 were primarily related to the capital expenditure of Nexen, the development of the Eagle Ford project and OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB80,532 million (US$12,994.3 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of RMB90,852 million (US$14,659.5 million). Our time deposits with maturity of more than three months increased by RMB9,328 million (US$1,505.1 million) in 2013.

Cash generated from financing activities

In 2013, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB59,186 million (US$9,550.0 million) and RMB24,363 million (US$3,931.1 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,226 million (US$3,263.6 million), the repayment of bank loans of RMB36,793 million (US$5,936.7 million), the repayment of guaranteed notes and the redemption of subordinated debt of RMB4,100million (US$661.5 million).

At the end of 2013, our total interest-bearing outstanding debt was RMB131,852 million (US$21,275.0 million), compared to RMB57,886 million at the end of 2012. The increase in debt in 2013 was primarily attributable to the additional guaranteed notes resulting from the Nexen acquisition, the issuance of guaranteed notes of US$4 billion and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 27.8%, higher than that of 15.7% in 2012

Management’s Discussion and Analysis

OTHERS

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2011	2012	2013

		(Rmb million)

China
Development	23,086	31,360	43,757
Exploration	8,011	10,572	12,012

Subtotal	31,097	41,931	55,769

Overseas
Development	8,062	15,459	29,446
Exploration	1,351	2,615	6,216

Subtotal	9,413	18,073	35,662

Total	40,511	60,005	91,431

Employees

As of 31 December 2013, the Company has a total of 17,553 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 38 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 34 to the Consolidated Financial Statements of this annual report.

SIGNIFICANT ACQUISITION

Please refer to Note 4 to the Consolidated Financial Statements of this annual report.

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 66 to 128, which comprise the consolidated and company statements of financial position as at 31 December 2013, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
28 March 2014

Consolidated Statement of Profit or Loss and other Comprehensive Income
Year ended 31 December 2013
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2013	2012
REVENUE
Oil and gas sales	6	226,445	194,774
Marketing revenues	35	55,495	50,771
Other income		3,917	2,082
		285,857	247,627

EXPENSES
Operating expenses		(30,014)	(21,445)
Taxes other than income tax	12 (ii)	(15,937)	(15,632)
Exploration expenses		(17,120)	(9,043)
Depreciation, depletion and amortisation	8	(56,456)	(32,903)
Special oil gain levy	7	(23,421)	(26,293)
Impairment and provision		45	(31)
Crude oil and product purchases		(53,386)	(50,532)
Selling and administrative expenses		(7,859)	(3,377)
Others		(3,206)	(1,230)
		(207,354)	(160,486)
PROFIT FROM OPERATING ACTIVITIES		78,503	87,141
Interest income	8	1,092	1,002
Finance costs	9	(3,457)	(1,603)
Exchange gains, net		873	359
Investment income	8	2,611	2,392
Share of profits of associates		133	284
Share of profit/(loss) of a joint venture		762	(311)
Non-operating income, net		334	908

PROFIT BEFORE TAX	8	80,851	90,172
Income tax expense	12(i)	(24,390)	(26,481)

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		56,461	63,691

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	20	(626)	(1,128)
Exchange differences on translation of foreign operations		(4,143)	(42)
Share of other comprehensive (loss)/income of associates		(29)	21
Other items that will not be reclassified to profit or loss		393	–

OTHER COMPREHENSIVE LOSS FOR THE YEAR,
NET OF TAX		(4,405)	(1,149)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT		52,056	62,542

EARNINGS PER SHARE ATTRIBUTABLE TO
ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	14	1.26	1.43
Diluted (RMB Yuan)	14	1.26	1.42

Details of the dividends proposed and paid for the year are disclosed in note 13 to the consolidated financial statements.

Consolidated Statement of Financial Position
31 December 2013
(All amounts expressed in millions of Renminbi)

			Group
		Notes	2013	2012
NON-CURRENT ASSETS
Property, plant and equipment		15	419,102	252,132
Intangible assets		16	17,000	973
Investments in associates		18	4,094	3,857
Investment in a joint venture		19	20,303	20,160
Available-for-sale financial assets		20, 35	6,798	7,051
Deferred tax assets		12(i)	2,729	40
Other non-current assets		21	4,895	963
Total non-current assets			474,921	285,176

CURRENT ASSETS
Inventories and supplies		22	9,153	5,247
Trade receivables		23	34,136	23,624
Derivative financial assets		35	329	–
Available-for-sale financial assets		20, 35	51,103	61,795
Other current assets			11,295	8,314
Time deposits with maturity over three months		24	26,218	16,890
Cash and cash equivalents		24	14,318	55,024
Total current assets			146,552	170,894

CURRENT LIABILITIES
Loans and borrowings		27	49,841	28,830
Trade and accrued payables		25	48,558	23,989
Derivative financial liabilities		35	220	–
Other payables and accrued liabilities		26	16,914	17,435
Taxes payable			13,415	12,183
Total current liabilities			128,948	82,437

NET CURRENT ASSETS			17,604	88,457

TOTAL ASSETS LESS CURRENT LIABILITIES			492,525	373,633

NON-CURRENT LIABILITIES
Loans and borrowings		27	82,011	29,056
Provision for dismantlement		28	41,146	29,406
Deferred tax liabilities		12(i)	25,362	3,403
Other non-current liabilities			2,386	1,988
Total non-current liabilities			150,905	63,853

NET ASSETS			341,620	309,780

EQUITY
Equity attributable to owners of the parent
Issued capital		29	949	949
Reserves		30	340,671	308,831

TOTAL EQUITY			341,620	309,780

Li Fanrong	Wu Guangqi
Director	Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2013
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
		Share premium			Statutory
		and capital		Cumulative	and non-				Proposed
	Issued	redemption		translation	distributable		Other	Retained	final
	capital	reserve		reserve	reserves		reserves	earnings	dividend		Total
At 1 January 2012	949	42,129		(17,187)	20,000		10,282	196,541	10,142		262,856
Profit for the year	–	–		–	–		–	63,691	–		63,691
Other comprehensive loss, net of tax	–	–		(42)	–		(1,107)	–	–		(1,149)

Total comprehensive income/(loss)	–	–		(42)	–		(1,107)	63,691	–		62,542
2011 final dividend	–	–		–	–		–	(49)	(10,142)		(10,191)
2012 interim dividend	–	–		–	–		–	(5,477)	–		(5,477)
Proposed 2012 final dividend	–	–		–	–		–	(11,563)	11,563		–
Equity-settled share option expenses (note 29)	–	–		–	–		50	–	–		50
At 31 December 2012	949	42,129	*	(17,229)*	20,000	*	9,225 *	243,143 *	11,563	*	309,780
At 1 January 2013	949	42,129		(17,229)	20,000		9,225	243,143	11,563		309,780
Profit for the year	–	–		–	–		–	56,461	–		56,461
Other comprehensive loss, net of tax	–	–		(4,143)	–		(262)	–	–		(4,405)
Total comprehensive income/(loss)	–	–		(4,143)	–		(262)	56,461	–		52,056
2012 final dividend	–	–		–	–		–	183	(11,563)		(11,380)
2013 interim dividend	–	–		–	–		–	(8,850)	–		(8,850)
Proposed 2013 final dividend	–	–		–	–		–	(11,269)	11,269		–
Exercise of share options	–	3		–	–		–	–	–		3
Equity-settled share option expenses (note 29)	–	–		–	–		11	–	–		11
At 31 December 2013	949	42,132	*	(21,372)*	20,000	*	8,974 *	279,668 *	11,269	*	341,620

*	These reserve accounts comprise the consolidated reserves of approximately RMB340,671 million (2012: RMB308,831 million) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows
Year ended 31 December 2013
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	33	143,539	117,736
Income taxes paid		(32,648)	(25,162)
Net cash flows from operating activities		110,891	92,574

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(7,001)	(8,709)
Capital expenditure		(79,716)	(54,331)
Net outflow of cash and cash equivalents in respect of the acquisition of
a subsidiary	4	(87,926)	–
Additions in associates/a joint venture investment		–	(2,432)
(Increase)/decrease in time deposits with maturity over three months		(9,328)	7,586
Dividends received from associates		63	1,352
Interest received		871	1,591
Investment income received		2,234	1,956
Purchase of current available-for-sale financial assets		(80,532)	(151,292)
Proceeds from sale of current available-for-sale financial assets		90,852	140,359
Proceeds from disposal of property, plant and equipment		451	123
Net cash flows used in investing activities		(170,032)	(63,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		24,363	12,571
Repayment and redemption of guaranteed notes		(4,100)	(3,150)
Proceeds from bank loans		59,186	21,459
Repayment of bank loans		(36,793)	(10,825)
Dividends paid		(20,226)	(15,635)
Interest paid		(3,832)	(1,836)
Exercise of share options		3	–
Net cash flows from financing activities		18,601	2,584

NET (DECREASE)/INCREASE IN CASH
AND CASH EQUIVALENTS		(40,540)	31,361
Cash and cash equivalents at beginning of year		55,024	23,678
Effect of foreign exchange rate changes, net		(166)	(15)

CASH AND CASH EQUIVALENTS AT END OF YEAR	24	14,318	55,024

Statement of Financial Position
31 December 2013
(All amounts expressed in millions of Renminbi)

			Company
		Notes	2013	2012
NON-CURRENT ASSETS
Property, plant and equipment		15	–	–
Investments in subsidiaries		17	110,458	58,718
Total non-current assets			110,458	58,718

CURRENT ASSETS
Other current assets			15	9
Amounts due from subsidiaries		17	6,893	116,740
Available-for-sale financial assets		20	15	15
Cash and cash equivalents		24	29	34
Total current assets			6,952	116,798

CURRENT LIABILITIES
Other payables and accrued liabilities			50	27
Amounts due to subsidiaries		17	20,076	54,484
Total current liabilities			20,126	54,511

NET CURRENT (LIABILITIES)/ASSETS			(13,174)	62,287

NET ASSETS			97,284	121,005

EQUITY
Equity attributable to owners of the parent
Issued capital		29	949	949
Reserves		30	96,335	120,056

TOTAL EQUITY			97,284	121,005

Li Fanrong Director	Wu Guangqi Director

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2013 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2012, except for the first time adoption of the new and revised IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2013 and the early adoption of the amendments to IAS 36/HKAS 36 Recoverable Amount Disclosures for Non-Financial Assets effective from 1 January 2014:

Mandatorily adopted as of 1 January 2013:

IFRS 13/HKFRS 13 – Fair Value Measurement

IFRS 13/HKFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. In accordance with the transitional provisions of IFRS 13/HKFRS 13, the Group has applied the new fair value measurement and disclosure requirements prospectively. The application of IFRS 13/ HKFRS 13 has no impact to the financial position and performance of the Group but results in more extensive disclosure in the consolidated financial statements. Disclosures of fair value information are set out in note 35.

IAS 1/HKAS 1 (Amendments) – Presentation of Items of Other Comprehensive Income

The IAS 1/HKAS 1 (Amendments) introduce new terminology, whose use is not mandatory, for statement of comprehensive income and income statement. Under the amendments to IAS 1/HKAS 1, the “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and the “income statement” is renamed as the “statement of profit or loss”. The amendments to IAS1/HKAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. IAS 1/HKAS 1 (Amendments) requires companies preparing financial statements in accordance with IFRSs/HKFRSs to group items of other comprehensive income into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates

IAS 36/HKAS 36 (Amendments) –Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36/HKAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal. The amendments to IAS 36/HKAS 36 are effective for annual periods beginning on or after 1 January 2014, earlier application is permitted. The Group adopts the amendments for annual period beginning on 1 January 2013. The application of IAS 36/HKAS 36 amendments has no impact to the financial position and performance of the Group.

Except for those new and revised IFRSs/HKFRSs that have been adopted for the first time for the current year’s consolidated financial statements as listed above, there are also a number of new and revised to IFRSs/HKFRSs effective as of 1 January 2013. The adoption of those amendments upon their effective dates did not have any material impact on the financial position or performance of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, that may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

Amendments to IFRS 10/HKFRS 10,	Investment Entities1
IFRS 12/HKFRS 12 and IAS 27/HKAS 27
Amendments to IAS 19/HKAS 19	Defined Benefit Plans: Employee Contributions2
FRS 9/HKFRS 9	Financial Instruments3
Amendments to IFRS 9/HKFRS 9 and	Mandatory Effective Date of IFRS 9/HKFRS 9 and Transition Disclosures3
IFRS 7/HKFRS 7
Amendments to IAS 32/HKAS 32	Offsetting Financial Assets and Financial Liabilities1
Amendments to IAS 39/HKAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21/HK(IFRIC)-Int 21	Levies1
1	Effective for annual periods beginning on or after 1 January 2014
2	Effective for annual periods beginning on or after 1 July 2014
3	Available for application-the mandatory effective date will be determined when the outstanding phases of IFRS 9/HKFRS 9 are finalised

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2013.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with subsequent changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

The results of associates are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s investments in associates are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post acquisition results and reserves of joint ventures is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint arrangements (continued)

Joint venture (continued)

The results of joint ventures are included in the Company’s profit or loss and other comprehensive income statement to the extent of dividend received and receivable. The Company’s investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, equity and debt investments, and derivative financial instruments.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in other income and gains or finance costs in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 35.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired.

(a)	Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost

If there is objective evidence that an impairment loss has incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

(i)	the rights to receive cash flows from the asset have expired;

(ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

(iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2013, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(d)	Dividend income

Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 29.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2013 and 2012.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies

These consolidated financial statements are presented in Renminbi (“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas assets

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(c)	Impairment indicators

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	ACQUISITIONS AND OTHER ARRANGEMENTS 2013

(i)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The acquisition of Nexen was completed on 26 February 2013 (Beijing time). The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen to settle its long-term incentive plans. The indebtedness of Nexen at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was repaid subsequently in 2013.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2013 (continued)

(i)	(continued)

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Final amounts
recognized
Property, plant and equipment	150,572
Intangible assets	4,196
Investment in an associate	234
Deferred tax assets	119
Other non-current assets	889
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858

Trade and accrued payables	(17,709)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(13,076)
Other non-current liabilities	(1,681)
Deferred tax liabilities	(26,745)

Net assets acquired	79,438
Goodwill on acquisition	13,346

Satisfied by cash	92,784
An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:
Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)
Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB37,249 million to the Group’s revenue and RMB1,078 million to the consolidated profit for the year.

Had the acquisition taken place at the beginning of the year, the revenue of the Group and the consolidated profit for the year might have been RMB293,471 million and RMB56,429 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to profit or loss directly.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2013 (continued)

(ii)
On 2 December 2013, CNOOC Petroleum Brasil LTDA, a wholly-owned subsidiary of CNOOC International Limited, entered into a production sharing contract with Ministry Of Mines And Energy in Brazil, to be a non-operator contractor in Block LIBRA. CNOOC Petroleum Brasil LTDA holds 10% working interest and paid its share of signature bonus of BRL1.5 billion (approximately RMB4.1 billion), which has been recorded as an acquisition cost of oil and gas properties.

2012

On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in each of Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) at an initial cash consideration of US$1.467 billion (approximately RMB9.3billion). The acquisition of the Uganda Assets was completed on 21 February 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as an acquisition cost of oil and gas properties.

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended 31 December 2013 and 2012.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sales to external customers:
Oil and gas sales	226,445	194,774	–	–	–	–	–	–	226,445	194,774
Marketing revenues	–	–	55,495	50,771	–	–	–	–	55,495	50,771
Intersegment revenues	17,443	14,299	–	–	–	–	(17,443)	(14,299)	–	–
Other income	3,415	1,633	221	–	303	464	(22)	(15)	3,917	2,082
Total	247,303	210,706	55,716	50,771	303	464	(17,465)	(14,314)	285,857	247,627
Operating expenses	(30,014)	(21,445)	–	–	–	–	–	–	(30,014)	(21,445)
Taxes other than income tax	(15,920)	(15,602)	–	–	(17)	(30)	–	–	(15,937)	(15,632)
Exploration expenses	(17,142)	(9,058)	–	–	–	–	22	15	(17,120)	(9,043)
Depreciation, depletion and amortisation	(55,512)	(32,775)	(497)	–	(447)	(128)	–	–	(56,456)	(32,903)
Special oil gain levy	(23,421)	(26,293)	–	–	–	–	–	–	(23,421)	(26,293)
Impairment and provision	34	(31)	12	–	(1)	–	–	–	45	(31)
Crude oil and product purchases	–	–	(53,386)	(50,532)	–	–	–	–	(53,386)	(50,532)
Selling and administrative expenses	(4,294)	(2,513)	(1,021)	(9)	(2,544)	(855)	–	–	(7,859)	(3,377)
Others	(3,024)	(1,130)	–	–	(182)	(100)	–	–	(3,206)	(1,230)

Interest income	19	9	–	–	1,396	1,441	(323)	(448)	1,092	1,002
Finance costs	(2,269)	(1,893)	(5)	(4)	(1,506)	(154)	323	448	(3,457)	(1,603)
Exchange gains/(losses), net	137	389	20	–	716	(30)	–	–	873	359
Investment income	–	–	–	–	2,846	2,567	(235)	(175)	2,611	2,392
Share of profits/(losses) of associates	(98)	71	–	–	231	213	–	–	133	284
Share of profit/(loss) of a joint venture	–	–	–	–	762	(311)	–	–	762	(311)
Non-operating income/(expenses), net	339	896	–	–	(5)	12	–	–	334	908
Income tax expense	(24,524)	(25,886)	77	(2)	57	(593)	–	–	(24,390)	(26,481)
Segment profit for the year	71,614	75,445	916	224	1,609	2,496	(17,678)	(14,474)	56,461	63,691
Other segment information
Investments in associates	1,145	1,080	–	–	2,949	2,777	–	–	4,094	3,857
Investment in a joint venture	–	–	–	–	20,303	20,160	–	–	20,303	20,160
Others	476,414	272,804	11,205	3,172	337,813	342,616	(228,356)	(186,539)	597,076	432,053
Segment assets	477,559	273,884	11,205	3,172	361,065	365,553	(228,356)	(186,539)	621,473	456,070
Segment liabilities	(315,805)	(244,481)	(8,499)	(3,020)	(137,345)	(69,866)	181,796	171,077	(279,853)	(146,290)
Capital expenditure and acquisition	248,462	70,746	40	2	602	310	–	–	249,104	71,058

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 67% (2012: 75%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2013 and 2012.

	PRC		Canada		Others		Consolidated
	2013	2012	2013	2012	2013	2012	2013	2012
Property, plant and equipment	164,939	149,473	97,140	16,816	157,023	85,843	419,102	252,132
Investments in associates/a joint venture	3,054	2,945	857	912	20,486	20,160	24,397	24,017
Other non-current assets	3,716	963	1,021	–	158	–	4,895	963

(c)	Information about major customers

The current year’s revenue of approximately RMB29,855 million (2012: RMB44,622 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 31 (iii).

6.	OIL AND GAS SALES

	Group
	2013	2012
Gross sales	233,450	198,428
Less: Royalties	(3,655)	(1,036)
PRC government’s share of oil	(3,350)	(2,618)

Oil and gas sales	226,445	194,774

7.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2013	2012
Crediting:
Interest income from bank deposits	(1,092)	(1,002)
Investment income:
– Net gain from available-for-sale financial assets	(2,611)	(1,869)
– Net gain from held-to-maturity financial assets	–	(523)
	(2,611)	(2,392)
Insurance compensation on disposal of property, plant and equipment	(372)	(390)
Charging:
Auditors’ remuneration
– Audit fee	42	24
– Other fees	17	12
	59	36
Employee wages, salaries, allowances and social security costs	6,546	2,537
Equity-settled share option expenses	11	50
Depreciation, depletion and amortisation:
– Property, plant and equipment	54,919	33,098
– Intangible assets	1,414	200
– Less: Net amount capitalised	123	(395)
	56,456	32,903
Operating lease rentals:
– Office properties	460	158
– Equipment	1,944	1,383
	2,404	1,541
Repairs and maintenance	5,925	4,229
Research and development costs	1,278	1,420
Loss on disposal of property, plant and equipment	681	19

9.	FINANCE COSTS

	Group
	2013	2012
Interest on bank loans which are repayable within five years	1,212	503
Interest on other loans	2,223	1,145
Other borrowing costs	167	183

Total borrowing costs	3,602	1,831
Less: Amount capitalised in property, plant and equipment (note 15)	(2,049)	(1,549)

Other finance costs:	1,553	282
Unwinding of discount on provision for dismantlement (note 28)	1,904	1,359
Others	–	(38)
	3,457	1,603

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.665% to 6.66% (2012: from 1.06585% to 6.375%) per annum during the year ended at 31 December 2013.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Executive directors:
Li Fanrong	759	–	–	79	838
Wu Guangqi	759	–	–	70	829
Subtotal	1,518	–	–	149	1,667

Non-executive directors:
Wang Yilin (2)	847	–	–	–	847
Yang Hua	759	–	–	–	759
Zhou Shouwei (3)	759	–	–	–	759
Wu Zhenfang	759	–	–	–	759
Subtotal	3,124	–	–	–	3,124
Independent non-executive
directors:
Chiu Sung Hong (4)	847	–	–	–	847
Lawrence J. Lau	759	–	–	–	759
Tse Hau Yin, Aloysius	879	–	–	–	879
Wang Tao	759	–	–	–	759
Subtotal	3,244	–	–	–	3,244
Total	7,886	–	–	149	8,035
2012
Executive directors:
Li Fanrong	773	–	–	81	854
Wu Guangqi	773	–	–	72	845
Subtotal	1,546	–	–	153	1,699
Non-executive directors:
Wang Yilin (2)	848	–	–	–	848
Yang Hua	773	–	–	–	773
Zhou Shouwei (3)	788	–	–	–	788
Wu Zhenfang	773	–	–	–	773
Subtotal	3,182	–	–	–	3,182
Independent non-executive
directors:
Chiu Sung Hong (4)	862	–	–	–	862
Lawrence J. Lau	773	–	–	–	773
Tse Hau Yin, Aloysius	895	–	–	–	895
Wang Tao	773	–	–	–	773
Subtotal	3,303	–	–	–	3,303
Total	8,031	–	–	153	8,184

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Share options (5)

	2013	2012
	RMB’000	RMB’000
Executive directors:
Li Fanrong	–	–
Wu Guangqi	212	2,965

Subtotal	212	2,965

Non-executive directors:
Wang Yilin (2)	–	–
Yang Hua	228	3,762
Zhou Shouwei (3)	205	2,874
Wu Zhenfang	205	2,874

Subtotal	638	9,510

Independent non-executive directors:
Edgar W. K. Cheng	–	–
Chiu Sung Hong (4)	–	–
Lawrence J. Lau	–	–
Tse Hau Yin, Aloysius	–	–
Wang Tao	–	–

Subtotal	–	–

Total	850	12,475

Notes:

(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2013 and 2012.

(2)	On 28 March 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee.

(3)	On 28 March 2012, Mr. Zhou Shouwei ceased serving as Chairman and a member of the Nomination Committee.

(4)
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on 19 July 2013 and the allotment was completed on 26 July 2013.

(5)
This item represents the fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors except Mr. Chiu Sung Hong exercised any share option in 2012 or 2013. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 29 to the consolidated financial statements and pages 54 to 56 of the Report of the Directors.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2013	2012
Short term employee benefits	6	6
Pension scheme contributions	1	1

Amount paid/payable during the year	7	7
Share options*	1	21

	8	28

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2013	2012
Nil to RMB2,000,000	8	1
RMB2,000,001 to RMB5,000,000	–	7
RMB5,000,001 to RMB6,000,000	–	–
RMB6,000,001 to RMB7,000,000	–	–

	8	8

*
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. No other key management personnel exercised any share option in 2013 or 2012.

11.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2012: none) of the directors, details of whose remuneration are disclosed in note 10(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2012: five) highest paid employees, who are not the directors, for the year are as follows:

	2013	2012
Fees (1)	–	–
Basic salaries, allowances, and benefits in kind (1)	19	7
Performance-related bonuses	1	2
Pension scheme contributions	1	–

Amount paid/payable during the year	21	9
Share options (2)	–	13

	21	22

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

(2)
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. None of the five highest paid employees exercised any share option in 2013 or 2012. During the year, no new share option was granted to the five highest paid employees in respect of their services to the Group. Further details are included in note 29.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES (continued)

The remuneration of the five (2012: five) highest paid employees, who are not the directors, falls within the following bands:

	Number of employees
	2013	2012
Nil to RMB5,000,000	3	4
RMB5,000,001 to RMB5,500,000	–	–
RMB5,500,001 to RMB6,000,000	–	–
RMB6,000,001 to RMB6,500,000	–	–
RMB6,500,001 to RMB8,000,000	2	1

	5	5

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2012: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

As of 31 December 2013, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	Group
	2013	2012
Current tax
Provision for PRC enterprise income tax
on the estimated taxable profits for the year	18,369	20,662
Provision for overseas enterprise income tax
on the estimated taxable profits for the year	12,619	8,177

Deferred tax
Temporary differences in the current year	(6,598)	(2,358)

Income tax expense for the year	24,390	26,481

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2013	2012
	%	%
PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.6	4.4
Tax credit from the government	(2.5)	(0.2)
Tax reported in equity-accounted entities	(0.3)	–
Others	0.4	0.2

Group’s effective income tax rate	30.2	29.4

The movements of deferred tax liabilities net of deferred tax assets are as follows:
	Group
	2013	2012
At 1 January	3,363	5,488
Credit to the profit or loss	(6,598)	(2,358)
Acquisition of a subsidiary	26,626	–
Charge to equity	29	237
Exchange differences	(787)	(4)

At 31 December	22,633	3,363

Principal components of deferred tax balances are as follows:
	Group
	2013	2012
Deferred tax assets
Provision for dismantlement	7,535	4,149
Losses available for offsetting against future taxable profit	7,117	1,244
Fair value of long term borrowings	1,817	–
Others	810	560

	17,279	5,953

Deferred tax liabilities
Property, plant and equipment	(39,008)	(8,598)
Non-current liabilities	–	(233)
Unrecognised gain for available-for-sale financial assets	(138)	(237)
Others	(766)	(248)

	(39,912)	(9,316)

Net deferred tax liabilities	(22,633)	(3,363)

Of which
– deferred tax assets	2,729	40
– deferred tax liabilities	(25,362)	(3,403)

As at 31 December 2013, the Group had approximately RMB34,422 million (2012: RMB15,474 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 10 to 20 years. The Uganda tax losses have no fixed expiry date.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at 31 December 2013, the Group’s recognised tax losses amounted to RMB21,757 million (2012: RMB3,555 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB12,665 million (2012: RMB11,919 million). This includes RMB1,023 million of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 14 to 20 years.

At 31 December 2013, the Group’s unrecognized deferred tax assets related to unused tax credits amounted to RMB5,150 million (2012: nil). This includes RMB4,241 million of Nigeria investment tax credits which have no fixed expiry date. The remainder expires between 2023 and 2032.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

iii.
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

iv.	Export tariffs at the rate of 5% on the export value of petroleum oil;

v.	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

vi.	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

vii.	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

viii.	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditure.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	DIVIDENDS

	Group
	2013	2012
Dividend per ordinary share:
2013 interim dividend – HK$0.25 (2012: interim
dividend HK$0.15) per ordinary share	8,843	5,444
2012 final dividend – HK$0.32 (2011: final dividend
HK$0.28) per ordinary share	11,383	10,191
Final dividend proposed at HK$0.32 (2012: HK$0.32) per
ordinary share by the Board of Directors-not recognised as
a liability as at the end of the year	11,269	11,563

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

14.	EARNINGS PER SHARE

	Group
	2013	2012

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	56,461	63,691

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,646,825,847	44,646,305,984
Effect of dilutive potential ordinary shares under the share option schemes	140,293,242	161,736,346

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,787,119,089	44,808,042,330

Earnings per share:
Basic (RMB Yuan)	1.26	1.43
Diluted (RMB Yuan)	1.26	1.42

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

		Group
		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total
Cost:
At 1 January 2012	347,730	1,842	349,572
Additions	56,335	267	56,602
Acquisitions	10,781	–	10,781
Disposals and write-offs	(2,465)	(18)	(2,483)
Exchange differences	(351)	–	(351)

At 31 December 2012	412,030	2,091	414,121

At 1 January 2013	412,030	2,091	414,121
Additions	77,716	1,111	78,827
Acquisitions	154,069	1,483	155,552
Disposals and write-offs	(6,514)	(103)	(6,617)
Exchange differences	(8,539)	(56)	(8,595)

At 31 December 2013	628,762	4,526	633,288

Accumulated depreciation, depletion and amortisation:
At 1 January 2012	(128,601)	(404)	(129,005)
Depreciation charge for the year	(33,034)	(64)	(33,098)
Disposals and write-offs	26	14	40
Exchange differences	74	–	74

At 31 December 2012	(161,535)	(454)	(161,989)

At 1 January 2013	(161,535)	(454)	(161,989)
Depreciation charge for the year	(54,625)	(329)	(54,954)
Disposals and write-offs	1,623	18	1,641
Exchange differences	1,112	4	1,116

At 31 December 2013	(213,425)	(761)	(214,186)

Net book value:
At 1 January 2013	250,495	1,637	252,132

At 31 December 2013	415,337	3,765	419,102

Included in the current year’s additions was an amount of approximately RMB2,049 million (2012: approximately RMB1,549 million) in respect of interest capitalised in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB4,939 million (2012: approximately RMB2,990 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

During the current year, disposals and write-offs include approximately RMB1,455 million related to unproved properties of shale oil and gas resources in North America. The write-off of the unproved property was primarily due to the unfavorable exploration appraisal results and some overdue leasehold contracts in 2013 in certain blocks.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Company
	2013	2012
Office equipment
Cost:
At 1 January	6	6
Additions	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	6	6

Accumulated depreciation:
At 1 January	(6)	(6)
Depreciation charge for the year	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	(6)	(6)

Net book value:
At 1 January	–	–

At 31 December	–	–

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Group
	Gas	Drilling rig	Marketing
	processing	contracts and	transportation
	right under	seismic data	and storage	Software
	NWS Project	usage rights	contracts	and others	Goodwill	Total
Cost:
At 1 January 2012	1,156	–	–	623	–	1,779
Additions	–	–	–	142	–	142
Exchange differences	(3)	–	–	–	–	(3)

At 31 December 2012	1,153	–	–	765	–	1,918

At 1 January 2013	1,153	–	–	765	–	1,918
Acquisition	–	2,015	1,602	579	13,346	17,542
Additions	–	–	–	412	–	412
Exchange differences	(35)	(58)	(46)	(19)	(384)	(542)

At 31 December 2013	1,118	1,957	1,556	1,737	12,962	19,330

Accumulated amortisation:
At 1 January 2012	(359)	–	–	(387)	–	(746)
Amortisation charge for the year	(64)	–	–	(136)	–	(200)
Exchange differences	1	–	–	–	–	1

At 31 December 2012	(422)	–	–	(523)	–	(945)

At 1 January 2013	(422)	–	–	(523)	–	(945)
Amortisation charge for the year	(65)	(551)	(445)	(353)	–	(1,414)
Exchange differences	14	7	6	2	–	29

At 31 December 2013	(473)	(544)	(439)	(874)	–	(2,330)

Net book value:
At 1 January 2013	731	–	–	242	–	973

At 31 December 2013	645	1,413	1,117	863	12,962	17,000

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill of RMB13,346 million was recognised during the year ended 31 December 2013 as a result of the acquisition of Nexen, as discussed in Note 4. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised on a straight-line basis over the life of the contracts ranging from 5 months to 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN SUBSIDIARIES AND DUE FROM/TO SUBSIDIARIES

	Company
	2013	2012
Unlisted shares, at cost	110,458	58,718
Amount due from subsidiaries	6,893	116,740
Amount due to subsidiaries	20,076	54,484

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

		Nominal	Percentage
		value of
		ordinary shares	of equity
	Place of	issued and paid-up/	attributable to
Name of entity	establishment	registered capital	the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration,
				development, production and sales
				in the PRC

China Offshore Oil (Singapore)	Singapore	SG$3 million	100%	Sales and marketing of petroleum
International Pte Ltd				products outside the PRC

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2013) Limited (2)	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries (1):

CNOOC Deepwater	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and
Development Limited				gas fields exploitation in the PRC
				and exploration, development,
				production and sales of oil and gas in
				the oil and gas fields of South China
				Sea

CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development
				and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development
				and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration,
				development and production in
				Australia

CNOOC Exploration &	Nigeria	NGN10 million	100%	Petroleum exploration, development
Production Nigeria Limited				and production in Africa

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN SUBSIDIARIES AND DUE FROM/TO SUBSIDIARIES (continued)

		Nominal	Percentage
		value of
		ordinary shares	of equity
	Place of	issued and paid-up/	attributable to
Name of entity	establishment	registered capital	the Group	Principal activities

Indirectly held subsidiaries (1):

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum
				exploration and development in the
				Republic of Iraq

CNOOC Canada Inc.	Canada	281,749,526 common	100%	Oil sands exploration, development
		shares without a par value		and production in Canada

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development
				and production in Africa

Nexen Energy ULC (3)	Canada	13,671,421,700 common	100%	Petroleum exploration, development
		shares without a par value		and production in Canada

Nexen Petroleum UK Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development
				and production in UK

Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development
				and production in Nigeria

OOGC America LLC (4)	United States of America	N/A	100%	Petroleum exploration, development
				and production in the USA

Nexen Petroleum Offshore	United States of America	US$15,830	100%	Petroleum exploration, development
U.S.A. Inc.				and production in USA

Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas
				products in Canada

Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development
				and production in Canada

CNOOC Petroleum Brasil	Brazil	R$1,506,000,000	100%	Petroleum exploration, development
LTDA (5)				and production in Brazil

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	CNOOC Finance (2013) Limited was incorporated on 23 April 2013, for issuing guaranteed notes (note 27).

(3)	Nexen Energy ULC was an amalgamated company arising from CNOOC Canada Holding ULC and Nexen Inc..

(4)	OOGC America LLC was formerly OOGC America, Inc..

(5)	CNOOC Petroleum Brasil LTDA was incorporated on 12 November 2013.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates are as follows:

		Nominal value of	Percentage
		ordinary shares	of equity
Name of	Place of	issued and paid-up/	attributable to
associates	establishment	registered capital	the Group	Principal activities

Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Production, processing and technology
Corporation Limited				consultation of oil, gas and relevant products
in the PRC

CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement,
Corporation Limited				loan, discounting and other financing services
to CNOOC and its member entities

Northern Cross (Yukon) Limited	Canada	22,691,705 common	60%	Petroleum exploration, development and
		shares without a par value		production in Canada

To give details of other associate would, in the opinion of the directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	Group
	2013	2012

Share of net assets	4,094	3,857

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	Group
	2013	2012

Profit for the year	133	284
Other comprehensive income	(29)	21

Total comprehensive income	104	305

19.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture are as follows:

		Nominal value of	Percentage
		ordinary shares	of equity
	Place of	issued and paid-up/	attributable to
Name of entity	establishment	registered capital	the Group	Principal activities

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	INVESTMENT IN A JOINT VENTURE (continued)

Summarised financial information of the joint venture is disclosed below:

	Group
	2013	2012

Cash and cash equivalents	2,424	2,457
Other current assets	6,443	4,994

Total current assets	8,867	7,451
Non-current assets, excluding goodwill	52,068	50,666
Goodwill	3,451	3,557

Total assets	64,386	61,674
Current financial liabilities (excluding trade and other payables)	(1,049)	(2,252)
Other current liabilities	(4,873)	(2,840)

Total current liabilities	(5,922)	(5,092)
Non-current financial liabilities	(3,066)	(3,119)
Other non-current liabilities	(14,792)	(13,144)

Total non-current liabilities	(17,858)	(16,263)

Total liabilities	(23,780)	(21,355)

Net assets	40,606	40,319

Net assets, excluding goodwill	37,155	36,762

Revenue	32,045	31,650
Depreciation, depletion and amortisation	(3,009)	(2,922)
Interest income	253	47
Finance costs	(416)	(599)

Profit/(loss) before tax	3,272	(967)
Income tax expense	(1,748)	345

Profit/(loss) after tax	1,524	(622)

Total comprehensive income/(loss)	1,524	(622)

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	Group
	2013	2012

Share of net assets of a joint venture, excluding goodwill	18,578	18,381
Goodwill on acquisition less cumulative impairment	1,725	1,779

Carrying amount of investment in a joint venture	20,303	20,160

No dividend was received from the joint venture in 2013 or 2012.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	2013	2012	2013	2012

Current:
Non-publicly traded investments, at fair value:
Private equity funds	15	15	15	15
Corporate wealth management products (1)	43,052	52,310	–	–
Liquidity funds (2)	8,036	9,470	–	–

	51,103	61,795	15	15

Non-current:
Publicly traded investments, at fair value:
Equity investment in MEG (3)	5,027	5,516	–	–
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	1,771	1,535	–	–

	6,798	7,051	–	–

(1)	The corporate wealth management products matured from 6 January 2014 to 11 June 2014.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation (“MEG”). As at 31 December 2013, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available. Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group’s and the Company’s available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB626 million and nil, respectively (2012: other comprehensive income RMB1,128 million and nil, respectively).

In addition, the realised gains of the Group and the Company transferred from other comprehensive income to the profit and loss for the year was RMB2,611 million and nil, respectively upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

21.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were pledged deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31 December 2013, the balance of the specified dismantlement fund accounts was RMB2,581 million (31 December 2012: RMB547 million).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

22.	INVENTORIES AND SUPPLIES

	Group
	2013	2012

Materials and supplies	6,461	4,023
Oil in tanks	2,821	1,371
Less: Provision for inventory obsolescence	(129)	(147)

	9,153	5,247

23.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2013 and 2012, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 2.0% per annum (2012: 1.7% per annum) and 0.30% per annum (2012: 0.38% per annum), respectively, for the year ended 31 December 2013.

25.	TRADE AND ACCRUED PAYABLES

As at 31 December 2013 and 2012, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2013	2012

Accrued payroll and welfare payable	1,276	1,118
Provision for retirement benefits	765	273
Accrued expenses	107	69
Advances from customers	227	177
Royalties payable	591	461
Special oil gain levy payable	6,034	8,755
Provision for dismantlement (note 28)	1,205	–
Other payables	6,709	6,582

	16,914	17,435

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS

Current

		Group
	Effective interest	2013			2012
	rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total

Short-term loans
and borrowings
General loans***	LIBOR+0.5% to 1.18% per annum with maturity within one year	48,776	–	48,776	27,343	–	27,343

		48,776	–	48,776	27,343	–	27,343

Loans and borrowings
due within one year
For Tangguh LNG Project **	LIBOR+0.23% to 0.38% per annum with maturity within one year	1,065	–	1,065	231	–	231
Notes*		–	–	–	–	1,256	1,256

		1,065	–	1,065	231	1,256	1,487

		49,841	–	49,841	27,574	1,256	28,830

Non-current

		Group
	Effective interest	2013			2012
	rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total

For Tangguh LNG Project **	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	1,190	–	1,190	2,326	–	2,326
Notes*		–	80,821	80,821	–	26,730	26,730

		1,190	80,821	82,011	2,326	26,730	29,056

*
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company. The principal amount of US$200 million of 4.125% guaranteed notes were repaid in May 2013.

The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 31 December 2013, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 31 December 2013, US$62 million of notes remain outstanding.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

*	(continued)

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since 22 March 2013.

During November 2003, Nexen issued US$460 million of unsecured subordinated debentures. Interest was payable quarterly at a rate of 7.35%, and the principal was to be repaid in November 2043. Nexen completed the redemption of such debentures on 28 March 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on 31 January 2014, the total maximum guarantee cap of the Company decreased subsequently to approximately US$164,888,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

***	As at 31 December 2013, US$7,350 million bank loans (2012: US$2,750 million) were guaranteed by the Company.

The maturities of the long term bank loans are as follows:
	Group
	2013	2012

Repayable:
Within one year	1,065	231
After one year but within two years	159	249
After two years but within three years	176	279
After three years but within four years	189	309
After four years but within five years	198	332
After five years	468	1,157

	2,255	2,557
Amount due within one year shown under current liabilities	(1,065)	(231)

	1,190	2,326

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
31 December	at year end	at year end	year	year (1)	year (2)

2013	2,255	0.59%	2,557	2,406	0.68%
2012	2,557	0.76%	3,138	2,847	1.06%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

28.	PROVISION FOR DISMANTLEMENT

	Group
	2013	2012

At 1 January	29,406	24,995
New projects (1)	2,598	1,246
Revision (1)	(3,155)	1,811
Acquisitions (1)	13,234	–
Utilisation	(740)	–
Deletions	(482)	–
Unwinding of discount (2) (note 9)	1,904	1,359
Exchange differences	(414)	(5)

At 31 December	42,351	29,406
Current portion of dismantlement included in other payables
and accrued liabilities (note 26)	(1,205)	–

At 31 December	41,146	29,406

(1)	The amounts are included in the additions and acquisitions of oil and gas properties in note 15.

(2)	The discount rates used for calculating the amount of unwinding of discount are within the range of 5% to 6% (2012: 4% to 5%).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	SHARE CAPITAL

			Issued share
		Share	capital
		capital	equivalent of
Share	Number of shares	HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2013 and 31 December 2012	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2012	44,659,180,984	893	949

As at 31 December 2012	44,646,305,984	893	949

Exercise of share options	1,150,000	–	–

As at 31 December 2013	44,647,455,984	893	949

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	SHARE CAPITAL (continued)

Share option schemes (continued)

2002 Share Option Scheme (continued)

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2012: nil) and the Group recognised an equity-settled share option expense of approximately RMB11 million (2012: RMB50 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	SHARE CAPITAL (continued)

Details of the share options outstanding are as follows:

	2013		2012
	Number of share options	Weighted average exercise price HK$	Number of share options	Weighted average exercise price HK$

Outstanding at the beginning of the year	411,154,900	9.51	420,960,900	9.56
Granted during the year	–	–	–	–
Forfeited during the year	(13,276,000)	10.67	(9,806,000)	11.48
Expired during the year	(13,549,966)	2.11	–	–
Exercised during the year	(1,150,000)	3.15	–	–

Outstanding at end of year	383,178,934	9.75	411,154,900	9.51

Exercisable at the end of the year	383,178,934	9.75	380,171,000	9.25

No share options had been cancelled or modified during the years ended 31 December 2013 and 2012.

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.86% of the Company’s shares in issue as at that date (2012: 0.92%). The weighted average remaining contractual life of share options outstanding at the end of the year was 4.23 years (2012: 5.06 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 383,178,934 additional ordinary shares of the Company and additional share capital of RMB6,025,335 and share premium of RMB2,932,142,216.

30.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2013, the general reserve fund amounted to RMB10,000 million (2012: RMB10,000 million), representing 50% (2012: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2013, the Group’s safety fund reserve under the PRC regulations amounted to nil (2012: nil).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RESERVES (continued)

		Company
	Share
	premium
	account and
	capital	Cumulative
	redemption	translation	Other	Retained
	reserve	reserve	reserves	earnings	Total

At 1 January 2012	42,129	(17,877)	5,497	35,664	65,413
Profit for the year*	–	–	–	70,174	70,174
Other comprehensive income	–	87	–	–	87

Total comprehensive income	–	87	–	70,174	70,261
2011 final dividend	–	–	–	(10,191)	(10,191)
2012 interim dividend	–	–	–	(5,477)	(5,477)
Equity-settled share option expenses	–	–	50	–	50

At 31 December 2012	42,129	(17,790)	5,547	90,170	120,056

At 1 January 2013	42,129	(17,790)	5,547	90,170	120,056
Loss for the year	–	–	–	(52)	(52)
Other comprehensive loss	–	(3,453)	–	–	(3,453)

Total comprehensive loss	–	(3,453)	–	(52)	(3,505)
2012 final dividend	–	–	–	(11,380)	(11,380)
2013 interim dividend	–	–	–	(8,850)	(8,850)
Exercise of share options	3	–	–	–	3
Equity-settled share option expenses	–	–	11	–	11

At 31 December 2013	42,132	(21,243)	5,558	69,888	96,335

*	Profit for the year 2012 included a loss of approximately RMB2,160 million due to the dissolution of CNOOC Finance (2002) Limited on 27 July 2012.

As at 31 December 2013, the distributable retained earnings of the Company amounted to approximately RMB69,888 million (2012: RMB90,170 million).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are deemed to be related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services”categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

(b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The related party/continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to us and paragraph 2 above provided by us to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The Company expected to continue the continuing connected transactions contemplated under the comprehensive framework agreement entered into on 1 November 2010 after 31 December 2013. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on 6 November 2013. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. For details of such relevant annual caps, please refer to the announcement of the Company dated 6 November 2013 and the circular of the Company dated 8 November 2013.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Group
	2013	2012

Provision of exploration and support services	9,547	8,349
– Inclusive of amounts capitalised under property, plant and equipment	4,059	4,060
Provision of oil and gas development and support services	31,716	23,857
Provision of oil and gas production and support services (note a)	9,256	7,523
Provision of marketing, management and ancillary services (note b)	822	770
FPSO vessel leases (note c)	1,208	1,127

	52,549	41,626

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in this category for the years ended 31 December 2013 and 2012.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Group
	2013	2012

Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (note d)	175,362	157,441
Long term sales of natural gas and liquefied natural gas (note e)	6,433	5,937

	181,795	163,378

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2013	2012

Interest income from deposits
in CNOOC Finance (note f)	328	323

(b)	Deposits made by the Group

	Group
	2013	2012

Deposits in CNOOC Finance (note f)	18,500	18,227

(v)	Balances with the CNOOC Group

	Group
	2013	2012

Amount due to CNOOC
– included in other payables and accrued liabilities	622	337
Amount due to other related parties
– included in trade and accrued payables	18,090	11,975

	18,712	12,312

Amounts due from other related parties

– included in trade receivables	16,543	15,362
– included in other current assets	973	431

	17,516	15,793

(vi)	Balance with a joint venture

	Group
	2013	2012

Amount due from a joint venture
– included in other current assets	85	88

	85	88

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, and purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non state owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 36. In addition, the Group had certain of its cash in bank and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 31 December 2013, as summarised below:

	Group
	2013	2012

Cash and cash equivalents	5,202	41,833
Time deposits with maturity over three months	6,605	1,077
Specified dismantlement fund accounts (note 21)	2,581	547

	14,388	43,457

Short-term bank loans	15,547	10,057

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

Notes:

(a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

(b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

(c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

(d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

(e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

(f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) during the year.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which form part of the Contract Areas, CNOOC China and CUCBM entered into a supplemental agreement on 10 October 2013, pursuant to which (i) the Relevant Blocks will be excluded from the Contract Areas; and (ii) CUCBM will indemnify in full CNOOC China against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties. As the Relevant Blocks are still at preliminary exploration stage, no revenue has been generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of 31 December 2013, the accumulated investment incurred was RMB493 million.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

32.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated financial statement of profit or loss and other comprehensive income amounted to RMB239 million (2012: RMB178 million).

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	Group
	2013	2012

Profit before tax	80,851	90,172
Adjustments for:
Interest income	(1,092)	(1,002)
Finance costs	3,457	1,603
Exchange gains, net	(873)	(359)
Share of profits of associates	(133)	(284)
Share of (profit)/loss of a joint venture	(762)	311
Investment income	(2,611)	(2,392)
Impairment and provision	(45)	31
Depreciation, depletion and amortisation	56,456	32,903
Loss on disposal and write-off of property, plant and equipment	4,704	2,270
Equity-settled share option expenses	11	50
Others	18	–

Subtotal	139,981	123,303
Increase in trade receivables and other current assets	(5,698)	(3,937)
Increase in inventories and supplies	(1,775)	(496)
Increase/(decrease) in trade and accrued payables
and other current liabilities	11,031	(1,134)

Cash generated from operations	143,539	117,736

34.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2013, the Group had the following capital commitments(1), principally for the construction of property, plant and equipment:

	Group
	2013	2012

Contracted, but not provided for (2)	30,131	27,502
Authorised, but not contracted for	138,571	80,682

(1)	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

(2)
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB9,762 million (2012: RMB11,375 million) contracted with the CNOOC Group.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	COMMITMENTS AND CONTINGENCIES (continued)

(i)	Capital commitments (continued)

Capital commitments of a joint venture:

	2013	2012

Contracted, but not provided for	146	350
Authorised, but not contracted for	130	187

As at 31 December 2013, the Group had unutilised banking facilities amounting to approximately RMB56,440 million (2012: RMB57,662 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 months to 24 years.

As at 31 December 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	Group
	2013	2012

Commitments due:
No later than one year	2,041	334
Later than one year and not later than two years	625	55
Later than two years and not later than five years	1,348	31
Later than five years	958	–

	4,972	420

The above table includes minimum lease payments of approximately RMB167 million (2012: RMB202 million) to the CNOOC Group.

Office properties commitments of a joint venture:
	2013	2012

Commitments due:
No later than one year	23	7
Later than one year and not later than two years	17	6
Later than two years and not later than five years	21	7
Later than five years	7	–

	68	20

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	Group
	2013	2012
Commitments due:
No later than one year	1,421	585
Later than one year and not later than two years	1,120	292
Later than two years and not later than five years	1,649	666
Later than five years	2,995	1,173
	7,185	2,716

The above table includes a commitment of approximately RMB4,808 million (2012: RMB1,379 million) to the CNOOC Group.

(iii)	Contingencies

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the 2011 Annual Report, 2012 Interim Report, 2012 Annual Report and 2013 Interim Report of the Company for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. The allocation of all costs paid by ConocoPhillips China Inc. as operator related to the responses to the accidents (including but not limited to oil seepage cleanup, well control and containment and sandbagging) has been settled on 3 December 2013. The costs have been allocated and paid in proportion to the participating interests in accordance with the PSC subject to the audit process under the PSC. Based on evaluations performed as of the date of the consolidated financial statements, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the “Plaintiff”) in the United States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On 3 February 2014, the Court of Appeals issued a Summary Order which found the Appellant’s argument without merit and affirmed the Trial Court’s judgment. After the issuance of the Summary Order, the Appellant may appeal to the Supreme Court of the United States within 90 days. The result of the case is still uncertain.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in the consolidated financial statements.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management made judgment to estimate the possible outcome of matters under disputes. The Company believes that there is an adequate provision for tax liability based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

35.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit of loss for the year attributable to the realised and unrealised gains or losses relating to total financial assets and liabilities that are included in “marketing revenue” is RMB1,667 million.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/ or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, short-term loans, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

Fair value of financial instruments (continued)

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2013.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB76,674 million as at 31 December 2013 (2012: RMB31,577 million), which was determined by reference to the market price as at 31 December 2013.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2013 and 31 December 2012, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

		Group
	31 December
	2013	Level 1	Level 2	Level 3
Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	15	–	15	–
Corporate wealth management products	43,052	–	43,052	–
Liquidity funds	8,036	8,036	–	–
Derivative financial assets – current	329	111	20	198
	51,432	8,147	43,087	198

Available-for-sale financial assets-non current
Equity investment in MEG	5,027	5,027	–	–
Derivative financial assets – non current	6	–	–	6
	5,033	5,027	–	6

Liabilities measured at fair value
Derivative financial liabilities – current	(220)	(35)	(102)	(83)
Derivative financial liabilities – non current	(6)	–	–	(6)

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

		Group
	31 December
	2012	Level 1	Level 2	Level 3
Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds	15	–	15	–
Corporate wealth management products	52,310	–	52,310	–
Liquidity funds	9,470	9,470	–	–
Derivative financial assets – current	–	–	–	–
	61,795	9,470	52,325	–

Available-for-sale financial assets-non current
Equity investment in MEG	5,516	5,516	–	–
Derivative financial assets – non current	–	–	–	–
	5,516	5,516	–	–

Liabilities measured at fair value
Derivative financial liabilities – current	–	–	–	–
Derivative financial liabilities – non current	–	–	–	–

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended 31 December 2013 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

Group
Fair value, beginning of year	–
Acquisition of a subsidiary	283
Realised gains	566
Unrealised gains	117
Settlements	(846)
Exchange difference	(5)
Fair value, end of year	115

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at 31 December 2013 would have no material change.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

Offsetting financial assets and liabilities

The Group enters into arrangements that allow for offsetting of derivative financial instruments and trade receivables/payables, which are presented net on the consolidated financial position. The tables below outline the financial assets and financial liabilities subject to set-off rights and the effect of those rights and arrangements on the consolidated financial statements.

As at 31 December 2013
		Group
		Gross amounts of	Net amount of
		recognised financial	financial assets
		liabilities set off in	presented in
	Gross amount	the consolidated	the consolidated
Offsetting financial	of recognised	statement of	statement of
assets and liabilities	financial assets	financial position	financial position
Financial assets
Current financial derivatives
Commodity contracts	659	(330)	329
Non-current financial derivatives
Commodity contracts	6	–	6
Trade receivables	8,158	(5,108)	3,050

		Gross amounts of	Net amount of
		recognised financial	financial liabilities
		assets set off in	presented in
	Gross amount	the consolidated	the consolidated
	of recognised	statement of	statement of
	financial liabilities	financial position	financial position
Financial liabilities
Current financial derivatives
Commodity contracts	(550)	330	(220)
Non-current financial derivatives
Commodity contracts	(6)	–	(6)
Trade payables	(6,600)	5,108	(1,492)

The amounts subject to aforementioned arrangement, which either related to recognised financial instruments that do not meet some or all of the offsetting criteria or related to financial collateral (including cash collateral) is nil.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

36	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

		Group
	2013	2012
China Petroleum & Chemical Corporation*	29,855	44,622
Phillips 66 Co.	17,708	–
PetroChina Company Limited*	14,312	18,259
ExxonMobil Corporation	13,082	–
Royal Dutch Shell plc	11,777	–

* These transactions are with other state-owned enterprises.

37	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, liquidity funds investments and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At 31 December 2013, the Group has certain concentrations of credit risk as 9% (2012: 12%) and 14% (2012: 24%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue and profit. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group’s profitability. In North America, the majority of the Group’s oil and gas production is sold under short-term contracts, exposing us to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2013 to 31 December 2013 (the last working day in 2013), Renminbi has appreciated by approximately 3.1% against the US dollars. At 31 December 2013, approximately 79% (2012: 92%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. We also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2013 and 2012. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2013 would have impacted the profit for the year of the Group by 0.35% (2012: 0.84%) and the equity of the Group by 0.07% (2012: 1.2%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2012.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2013, the interest rates for 59.4% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of our long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 8.63 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2013 and 2012.

Notes to Consolidated Financial Statements
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vi)	Capital management (continued)

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

		Group
	2013	2012
Interest-bearing debts	131,852	57,886
Equity attributable to owners of the parent	341,620	309,780
Total capital	473,472	367,666
Gearing ratio	27.8%	15.7%

38.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

39.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 28 March 2014.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2013, 2012 and 2011, approximately 52%, 36% and 23%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Group, or RMG, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMG follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and us.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa			Canada*			North America (excluding Canada)*				South America		Europe			Total

		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural	Synthetic			Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2010	1,501	4,387	50	1,017	21	498	146	–	–	–	–	–	1	43	–	–	–	–	–	–	1,719	5,945	–	–
Purchase/(Disposal) of reserves	–	–	43	(46)	–	–	–	–	–	–	–	–	54	141	87	9	–	–	–	–	97	95	87	9
Discoveries and extensions	238	310	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	238	311	–	–
Improved Recovery	1	9	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	9	–	–
Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	–	–	–	–	–	(1)	(9)	–	–	–	–	–	–	(249)	(377)	–	–
Revisions of prior estimates	63	(315)	(5)	(44)	–	7	9	–	–	–	–	–	–	(4)	–	–	–	–	–	–	67	(356)	–	–

31 December 2011	1,584	4,139	82	849	19	468	134	–	–	–	–	–	54	171	87	9	–	–	–	–	1,873	5,627	87	9

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	207	911	–	–	–	–	–	–	–	–	–	–	101	176	52	4	–	–	–	–	308	1,087	52	4
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	–	–	–	–	–	(7)	(18)	(2)	–	–	–	–	–	(260)	(356)	(2)	–
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	–	–	–	–	–	–	7	–	–	–	–	–	–	111	(353)	–	–

31 December 2012	1,666	4,460	65	800	17	409	136	–	–	–	–	–	148	336	137	13	–	–	–	–	2,032	6,005	137	13

Purchase/(Disposal) of reserves	–	–	1	–	–	–	27	–	–	65	579	–	12	54	–	–	2	–	173	53	215	171	579	–
Discoveries and extensions	226	376	–	74	–	–	1	–	–	45	7	34	31	25	–	–	–	–	1	–	258	520	7	34
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	–	–	(39)	(15)	–	(16)	(40)	–	–	–	–	(30)	(10)	(310)	(408)	(15)	–
Revisions of prior estimates	24	(128)	29	66	1	13	19	–	–	124	165	–	–	(25)	(137)	(13)	–	–	22	(15)	95	35	28	(13)

31 December 2013	1,693	4,476	84	889	16	386	155	–	–	195	736	34	175	350	–	–	2	–	166	28	2,290	6,323	736	34
Enterprise’s share of equity

method investees:
31 December 2010	1	14	–	–	–	–	–	–	–	–	–	–	–	–	–	–	196	513	–	–	197	527	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(3)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(9)	(47)	–	–	(9)	(50)	–	–
Revisions of prior estimates	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	8	(53)	–	–	8	(55)	–	–

31 December 2011	1	9	–	–	–	–	–	–	–	–	–	–	–	–	–	–	195	413	–	–	196	422	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(3)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(47)	–	–	(8)	(50)	–	–
Revisions of prior estimates	–	(1)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	13	143	–	–	13	142	–	–

31 December 2012	1	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	509	–	–	201	514	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(45)	–	–	(8)	(48)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	7	53	–	–	7	54	–	–

31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	516	–	–	199	520	–	–
Total consolidated and equity

Interests in reserves
31 December 2011	1,585	4,148	82	849	19	468	134	–	–	–	–	–	54	171	87	9	195	413	–	–	2,069	6,049	87	9
31 December 2012	1,667	4,465	65	800	17	409	136	–	–	–	–	–	148	336	137	13	200	509	–	–	2,233	6,519	137	13
31 December 2013	1,693	4,480	84	889	16	386	155	–	–	195	736	34	175	350	–	–	200	516	166	28	2,490	6,843	736	34

*
As the Group’s proved reserves in Canada were over 15% of the Group’s total proved reserves as at the end of 2013, the Group’s proved reserves and related information in Canada are disclosed separately for year 2013. For year 2012 and before, Canada’s numbers are included in North America and disclosed on a combined basis.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

													North America
	PRC		Asia (excluding PRC)		Oceania		Africa			Canada			(excluding Canada)		South America		Europe			Total

		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2011	806	1,675	24	264	7	143	46	–	–	–	25	1	11	56	–	–	–	–	894	2,138	25	1
31 December 2012	754	1,500	22	460	6	124	45	–	–	–	32	1	51	129	–	–	–	–	878	2,213	32	1
31 December 2013	700	1,337	24	415	8	183	59	–	–	195	209	–	85	193	2	–	128	26	1,006	2,349	209	–
Enterprise’s share of equity

method investees:
31 December 2011	1	9	–	–	–	–	–	–	–	–	–	–	–	–	105	263	–	–	106	272	–	–
31 December 2012	1	5	–	–	–	–	–	–	–	–	–	–	–	–	104	324	–	–	105	329	–	–
31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	102	349	–	–	102	353	–	–

Proved undeveloped reserves:

													North America
	PRC		Asia (excluding PRC)		Oceania		Africa			Canada			(excluding Canada)		South America		Europe			Total

		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2011	779	2,464	58	585	12	325	87	–	–	–	62	8	43	115	–	–	–	–	979	3,489	62	8
31 December 2012	912	2,960	43	340	11	285	91	–	–	–	105	12	97	207	–	–	–	–	1,154	3,792	105	12
31 December 2013	992	3,139	59	474	8	203	96	–	–	–	528	34	90	156	–	–	38	1	1,284	3,974	528	34
Enterprise’s share of equity

method investees:
31 December 2011	–	–	–	–	–	–	–	–	–	–	–	–	–	–	90	150	–	–	90	150	–	–
31 December 2012	–	–	–	–	–	–	–	–	–	–	–	–	–	–	96	185	–	–	96	185	–	–
31 December 2013	–	–	–	–	–	–	–	–	–	–	–	–	–	–	97	167	–	–	97	167	–	–

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

				2011
				Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Net sales to customers	163,384	7,639	2,097	14,841	1,318	–	–	189,279
Operating expenses	(13,954)	(2,460)	(490)	(1,036)	(324)	–	–	(18,264)
Taxes other than income tax	(9,584)	–	(418)	(299)	(31)	–	–	(10,332)
Exploration expense	(4,204)	(211)	(1)	(183)	(621)	–	–	(5,220)
Accretion expense	(1,124)	(2)	–	(176)	(10)	–	–	(1,312)
Depreciation, depletion and amortisation
(including dismantlement)	(23,821)	(1,521)	(229)	(4,388)	(562)	–	–	(30,521)
Special oil gain levy	(31,982)	–	–	–	–	–	–	(31,982)

	78,715	3,445	959	8,759	(230)	–	–	91,648

Income tax expense	(19,679)	(1,716)	(288)	(500)	(122)	–	–	(22,305)

Result of operations	59,036	1,729	671	8,259	(352)	–	–	69,343

				2011
			Enterprise’s share of equity method investees:
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Net sales to customers	352	–	–	–	–	4,941	–	5,293
Operating expenses	(115)	–	–	–	–	(1,031)	–	(1,146)
Taxes other than income tax	(34)	–	–	–	–	(1,330)	–	(1,364)
Exploration expense	(42)	–	–	–	–	(205)	–	(247)
Accretion expense	16	–	–	–	–	(21)	–	(5)
Depreciation, depletion and amortisation
(including dismantlement)	(39)	–	–	–	–	(1,470)	–	(1,509)
Special oil gain levy	–	–	–	–	–	–	–	–

	138	–	–	–	–	884	–	1,022

Income tax expense	(21)	–	–	–	–	(309)	–	(330)

Result of operations	117	–	–	–	–	575	–	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	–	70,035

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

				2012
				Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	–	194,774
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	–	(26,293)

	78,005	2,039	805	7,898	(648)	–	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	–	62,715

			2012
			Enterprise’s share of equity method investees:
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Net sales to customers	321	–	–	–	–	2,952	–	3,273
Operating expenses	(141)	–	–	–	–	(1,235)	–	(1,376)
Taxes other than income tax	(34)	–	–	–	–	(1,740)	–	(1,774)
Exploration expense	(29)	–	–	–	–	(41)	–	(70)
Accretion expense	12	–	–	–	–	(38)	–	(26)
Depreciation, depletion and amortisation	(34)	–	–	–	–	(1,363)	–	(1,397)
Special oil gain levy	–	–	–	–	–	–	–	–

	95	–	–	–	–	(1,465)	–	(1,370)

Income tax expense	(14)	–	–	–	–	–	–	(14)

Result of operations	81	–	–	–	–	(1,465)	–	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	–	61,331

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

					2013
				Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	157,458	9,539	1,915	18,905	8,800	8,845	212	20,771	226,445
Operating expenses	(15,961)	(2,998)	(508)	(1,288)	(5,794)	(1,022)	(30)	(2,413)	(30,014)
Taxes other than income tax	(14,585)	–	(338)	(556)	(76)	(350)	(15)	–	(15,920)
Exploration expense	(9,939)	(601)	(29)	(889)	(112)	(3,401)	(238)	(1,911)	(17,120)
Accretion expense	(1,406)	1	–	(72)	(122)	(93)	(5)	(207)	(1,904)
Depreciation, depletion and amortisation	(27,992)	(3,701)	(199)	(7,850)	(3,327)	(4,812)	(98)	(7,533)	(55,512)
Special oil gain levy	(23,421)	–	–	–	–	–	–	–	(23,421)

	64,154	2,240	841	8,250	(631)	(833)	(174)	8,707	82,554

Income tax expense	(16,038)	(1,234)	(252)	(3,931)	(91)	447	57	(5,352)	(26,394)

Result of operations	48,116	1,006	589	4,319	(722)	(386)	(117)	3,355	56,160

			2013
			Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	284	–	–	–	–	–	2,870	–	3,154
Operating expenses	(130)	–	–	–	–	–	(1,495)	–	(1,625)
Taxes other than income tax	(29)	–	–	–	–	–	(1,677)	–	(1,706)
Exploration expense	(43)	–	–	–	–	–	(7)	–	(50)
Accretion expense	(16)	–	–	–	–	–	(35)	–	(51)
Depreciation, depletion and amortisation	(137)	–	–	–	–	–	(1,504)	–	(1,641)
Special oil gain levy	–	–	–	–	–	–	–	–	–

	(71)	–	–	–	–	–	(1,848)	–	(1,919)

Income tax expense	–	–	–	–	–	–	–	–	–

Result of operations	(71)	–	–	–	–	–	(1,848)	–	(1,919)

Total result of operations for producing activities	48,045	1,006	589	4,319	(722)	(386)	(1,965)	3,355	54,241

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs

				2011
				Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Proved oil and gas properties	242,432	14,851	2,345	34,811	8,915	–	–	303,354
Unproved oil and gas properties	4,375	1,271	–	2,446	36,284	–	–	44,376
Accumulated depreciation, depletion and amortisation	(111,674)	(4,173)	(719)	(11,433)	(602)	–	–	(128,601)

Net capitalised costs	135,133	11,949	1,626	25,824	44,597	–	–	219,129

				2011
			Enterprise’s share of equity method investees
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Proved oil and gas properties	1,859	–	–	–	–	18,912	–	20,771
Unproved oil and gas properties	–	–	–	–	–	7,714	–	7,714
Accumulated depreciation, depletion and amortisation	(1,461)	–	–	–	–	(2,312)	–	(3,773)

Net capitalised costs	398	–	–	–	–	24,314	–	24,712

				2012
				Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Proved oil and gas properties	278,777	16,685	2,339	37,469	24,756	–	–	360,026
Unproved oil and gas properties	6,226	1,429	2	13,725	30,621	–	–	52,003
Accumulated depreciation, depletion and amortisation	(136,435)	(5,591)	(845)	(15,739)	(2,925)	–	–	(161,535)

Net capitalised costs	148,568	12,523	1,496	35,455	52,452	–	–	250,494

				2012
			Enterprise’s share of equity method investees
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Proved oil and gas properties	1,881	–	–	–	–	20,441	–	22,322
Unproved oil and gas properties	–	–	–	–	–	8,055	–	8,055
Accumulated depreciation, depletion and amortisation	(1,497)	–	–	–	–	(3,664)	–	(5,161)

Net capitalised costs	384	–	–	–	–	24,832	–	25,216

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs (continued)

				2013
				Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	323,111	19,508	2,269	53,136	46,009	27,139	419	29,053	500,644
Unproved oil and gas properties	5,538	1,470	2	16,442	54,116	29,886	4,414	17,075	128,943
Accumulated depreciation, depletion and
amortisation	(162,767)	(8,971)	(951)	(23,011)	(3,827)	(7,152)	(96)	(6,733)	(213,508)

Net capitalised costs	165,882	12,007	1,320	46,567	96,298	49,873	4,737	39,395	416,079

			2013
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	1,888	–	–	–	–	–	21,555	–	23,443
Unproved oil and gas properties	–	–	–	–	–	–	7,537	–	7,537
Accumulated depreciation, depletion and
amortisation	(1,637)	–	–	–	–	–	(4,331)	–	(5,968)

Net capitalised costs	251	–	–	–	–	–	24,761	–	25,012

(d)	Costs incurred in oil and gas property acquisition, exploration and development

				2011
				Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	894	–	–	894
– Unproved	–	97	–	–	24,347	–	–	24,444
Exploration costs	8,011	805	–	274	273	–	–	9,363
Development costs*	30,379	1,511	–	1,868	5,258	–	–	39,016

Total costs incurred	38,390	2,413	–	2,142	30,772	–	–	73,717

			2011
			Enterprise’s share of equity method investees
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–
Exploration costs	42	–	–	–	–	328	–	370
Development costs*	11	–	–	–	–	1,253	–	1,264

Total costs incurred	53	–	–	–	–	1,581	–	1,634

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2012
	Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	2	10,780	–	–	–	10,782
Exploration costs	10,572	930	–	1,274	418	–	–	13,194
Development costs*	33,676	2,099	–	2,752	11,378	–	–	49,905

Total costs incurred	44,248	3,029	2	14,806	11,796	–	–	73,881

	2012
	Enterprise’s share of equity method investees
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–
Exploration costs	29	–	–	–	–	84	–	113
Development costs*	22	–	–	–	–	1,218	–	1,240

Total costs incurred	51	–	–	–	–	1,302	–	1,353

	2013
	Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	879	29	–	10,283	35,773	1,760	453	26,894	76,071
– Unproved	–	25	–	2,385	39,959	13,707	4,552	17,980	78,608
Exploration costs	12,155	733	29	1,897	1,271	1,563	138	895	18,681
Development costs*	42,877	3,272	–	6,720	8,755	6,882	17	2,943	71,466

Total costs incurred	55,911	4,059	29	21,285	85,758	23,912	5,160	48,712	244,826

					2013
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	43	–	–	–	–	–	25	–	68
Development costs*	7	–	–	–	–	–	1,457	–	1,464

Total costs incurred	50	–	–	–	–	–	1,482	–	1,532

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production form proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

				2011
				Consolidated entities
			Asia
			(excluding			North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Future cash inflows		1,198,429	88,650	21,924	92,924	84,411	–	–	1,486,338
Future production costs	(1)	(448,720)	(27,984)	(10,976)	(27,224)	(34,567)	–	–	(549,471)
Future development costs	(2)	(194,869)	(36,450)	(2,980)	(11,721)	(13,214)	–	–	(259,234)
Future income taxes		(111,828)	(8,651)	(1,607)	(24,715)	(11,769)	–	–	(158,570)

Future net cash flows	(3)	443,012	15,565	6,361	29,264	24,861	–	–	519,063
10% discount factor		(157,334)	(7,182)	(1,784)	(10,055)	(13,940)	–	–	(190,295)

Standardised measure of
discounted future net cash flows		285,678	8,383	4,577	19,209	10,921	–	–	328,768

				2011
				Enterprise’s share of equity method investees
			Asia
			(excluding			North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Future cash inflows	(1)	1,088	–	–	–	–	61,698	–	62,786
Future production costs		(486)	–	–	–	–	(29,443)	–	(29,929)
Future development costs	(2)	(226)	–	–	–	–	(916)	–	(1,142)
Future income taxes		(32)	–	–	–	–	(8,138)	–	(8,170)

Future net cash flows	(3)	344	–	–	–	–	23,201	–	23,545
10% discount factor		7	–	–	–	–	(13,087)	–	(13,080)

Standardised measure of
discounted future net cash flows		351	–	–	–	–	10,114	–	10,465

Total standardised measure of discounted future net cash flow		286,029	8,383	4,577	19,209	10,921	10,114	–	339,233

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2012
	Consolidated entities
			Asia
			(excluding			North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Future cash inflows	(1)	1,369,398	86,795	19,737	94,102	153,614	–	–	1,723,646
Future production costs		(530,402)	(30,405)	(8,085)	(35,927)	(50,682)	–	–	(655,501)
Future development costs	(2)	(256,030)	(34,653)	(2,541)	(26,521)	(28,803)	–	–	(348,548)
Future income taxes		(112,428)	(8,740)	(2,409)	(9,765)	(16,797)	–	–	(150,139)

Future net cash flows	(3)	470,538	12,997	6,702	21,889	57,332	–	–	569,458
10% discount factor		(171,739)	(5,706)	(2,363)	(10,356)	(31,834)	–	–	(221,998)

Standardised measure of
discounted future net cash flows		298,799	7,291	4,339	11,533	25,498	–	–	347,460

	2012
	Enterprise’s share of equity method investees
			Asia
			(excluding			North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Europe	Total
Future cash inflows	(1)	655	–	–	–	–	68,740	–	69,395
Future production costs		(396)	–	–	–	–	(38,262)	–	(38,658)
Future development costs	(2)	(209)	–	–	–	–	(833)	–	(1,042)
Future income taxes		–	–	–	–	–	(7,592)	–	(7,592)

Future net cash flows	(3)	50	–	–	–	–	22,053	–	22,103
10% discount factor		38	–	–	–	–	(12,603)	–	(12,565)

Standardised measure of
discounted future net cash flows		88	–	–	–	–	9,450	–	9,538

Total standardised measure of
discounted future net cash flow		298,887	7,291	4,339	11,533	25,498	9,450	–	356,998

		2013
		Consolidated entities
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	1,336,580	93,943	18,095	99,648	430,094	87,532	1,040	108,254	2,175,186
Future production costs		(523,810)	(46,834)	(6,716)	(19,779)	(247,762)	(19,423)	(610)	(32,056)	(896,990)
Future development costs	(2)	(259,636)	(29,850)	(2,269)	(36,699)	(50,993)	(15,946)	(43)	(14,911)	(410,347)
Future income taxes		(102,827)	(5,504)	(2,314)	(18,498)	(24,996)	(12,252)	(31)	(36,709)	(203,131)

Future net cash flows	(3)	450,307	11,755	6,796	24,672	106,343	39,911	356	24,578	664,718
10% discount factor		(165,652)	(8,085)	(2,393)	(9,328)	(74,732)	(19,283)	(53)	(5,688)	(285,214)

Standardised measure of discounted future net cash flows		284,655	3,670	4,403	15,344	31,611	20,628	303	18,890	379,504

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

						2013
				Enterprise’s share of equity method investees
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	560	–	–	–	–	–	46,278	–	46,838
Future production costs		(369)	–	–	–	–	–	(19,688)	–	(20,057)
Future development costs	(2)	(229)	–	–	–	–	–	(4,362)	–	(4,591)
Future income taxes		–	–	–	–	–	–	(4,305)	–	(4,305)

Future net cash flows	(3)	(38)	–	–	–	–	–	17,923	–	17,885
10% discount factor		45	–	–	–	–	–	(8,412)	–	(8,367)

Standardised measure of
discounted future net cash flows		7	–	–	–	–	–	9,511	–	9,518
Total standardised measure of
discounted future net cash flow		284,662	3,670	4,403	15,344	31,611	20,628	9,814	18,890	389,022

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2011
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery,
net of related future costs	61,990	–	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	–	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardised measure, end of year	328,769	10,465	339,234

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

		2012
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	328,768	10,465	339,233
Sales of production, net of royalties and production costs	(157,697)	(94)	(157,791)
Net change in prices, net of royalties and production costs	49,470	(2,626)	46,844
Extensions discoveries and improved recovery,
net of related future costs	79,416	–	79,416
Change in estimated future development costs	(82,776)	(396)	(83,172)
Development costs incurred during the year	45,923	1,017	46,940
Revisions in quantity estimates	13,044	1,679	14,723
Accretion of discount	42,707	1,401	44,108
Net change in income taxes	8,191	317	8,508
Purchase of properties	–	–	–
Changes in timing and other	20,414	(2,225)	18,189

Standardised measure, end of year	347,460	9,538	356,998

		2013
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	347,460	9,539	356,999
Sales of production, net of royalties and production costs	(180,494)	313	(180,181)
Net change in prices, net of royalties and production costs	51,408	(2,624)	48,784
Extensions discoveries and improved recovery,
net of related future costs	53,261	–	53,261
Change in estimated future development costs	(82,414)	(2,083)	(84,497)
Development costs incurred during the year	70,077	229	70,306
Revisions in quantity estimates	22,884	820	23,704
Accretion of discount	42,522	1,269	43,791
Net change in income taxes	(17,464)	1,148	(16,316)
Purchase of properties	114,763	–	114,763
Changes in timing and other	(42,499)	907	(41,592)

Standardised measure, end of year	379,504	9,518	389,022

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2014, at 4:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2013.

2.	To declare a final dividend for the year ended 31 December 2013.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company;

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Li, Mr. Li’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Notice of Annual General Meeting

4.	To re-elect Mr. Wang Yilin as a Non-executive Director of the Company;

Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr . Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company;

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Notice of Annual General Meeting

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Lv, Mr. Lv’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lv was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To re-elect Mr. Zhang Jianwei as a Non-executive Director of the Company;

Zhang Jianwei

Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Zhang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Zhang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr . Zhang, Mr . Zhang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Zhang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Notice of Annual General Meeting

7.	To re-elect Mr. Wang Jiaxiang as a Non-executive Director of the Company;

Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr . Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by the Board with reference to perception of industry standards and prevailing market conditions.

The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

8.	To re-elect Mr. Lawrence J. Lau as an Independent Non-executive Director of the Company;

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange

Notice of Annual General Meeting

Fund Advisory Committee, Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with the Company. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

9.	To re-elect Mr . Kevin G . Lynch as an Independent Non-executive Director of the Company;

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange, and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Notice of Annual General Meeting

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

10.	To authorise the Board to fix the remuneration of each of the Directors.

11.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

Notice of Annual General Meeting

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

Notice of Annual General Meeting

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 9 April 2014

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road, Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

Notice of Annual General Meeting

9.
The register of members of the Company will be closed from 19 May 2014 (Monday) to 23 May 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2014 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 9 June 2014 (Monday) to 13 June 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2014 (Friday).

10.
With respect to resolutions numbered A3 to A9, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company applied for and received a waiver of this requirement from the TSX, which waiver requires that certain disclosures be made to shareholders. The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; approximately 98% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with the director election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a description of current practices and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

Glossary

API
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

VOLUME ACRONYMS

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Indonesia in Asia, and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Company Information

Board of Directors:		Principal Bankers:
Bank of China (Hong Kong) Limited
Executive Directors		The Hong Kong and Shanghai Banking Corporation Limited
Li Fanrong	CEO & President	Citi Bank, N.A.
Wu Guangqi	Compliance Officer	Bank of China
Industrial and Commercial Bank of China
Non-executive Directors		China Construction Bank
Wang Yilin	Chairman
Yang Hua	Vice Chairman	Hong Kong Share Registrar:
Lv Bo		Hong Kong Registrars Limited
Zhang Jianwei		Shops 1712-1716, 17th Floor
Wang Jiaxiang		Hopewell Center
183 Queen’s Road East
Independent Non-executive Directors		Wan Chai
Chiu Sung Hong		Hong Kong
Lawrence J. Lau
Tse Hau Yin, Aloysius		ADS Depositary:
Kevin G. Lynch		JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
Audit Committee		New York, NY 10004
Tse Hau Yin, Aloysius (Chairman and Financial Expert)		United States of America
Chiu Sung Hong
Lawrence J. Lau		Symbol and stock code:
NYSE: CEO
Nomination Committee		HKSE: 00883
Wang Yilin (Chairman)		TSX: CNU
Lawrence J. Lau
Kevin G. Lynch		Investor Relations:
Beijing
Remuneration Committee		Tel: (8610) 8452 2973
Chiu Sung Hong (Chairman)		Fax: (8610) 8452 1441
Tse Hau Yin, Aloysius		E-mail: ir@cnooc.com.cn
Lv Bo
Hong Kong
Other Members of the Senior Management		Tel: (852) 2213 2502
Yuan Guangyu	Executive Vice President	Fax: (852) 2525 9322
Zhu Weilin	Executive Vice President	E-mail: zhongyx@cnooc.com.cn
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President	Media/Public Relations:
Chen Wei	Executive Vice President	Tel: (8610) 8452 6642
Fang Zhi	Executive Vice President	Fax: (8610) 8452 1441
Zhang Guohua	Senior Vice President	E-mail: mr@cnooc.com.cn
Zhong Hua	Chief Financial Officer
Song Lisong	Chief Safety Official	Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Joint Company Secretary		Tel: (852) 2213 2500
Zhong Hua		Fax: (852) 2525 9322
Tsue Sik Yu, May
Beijing Office: CNOOC Tower, No.25 Chaoyangmen Beidajie, Beijing, China Zip Code: 100010 Website: www.cnoocltd.com

Designed and produced by : Equity Financial Press Limited	Printed by : Asia One Printing Limited

CNOOC LIMITED

www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and  Clearing  Limited  and  The  Stock  Exchange  of  Hong  Kong  Limited  take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2014, at 4:00 at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2013.

2.	To declare a final dividend for the year ended 31 December 2013.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company;

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/ STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as

1

Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non- executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Li, Mr. Li’s emoluments comprise an annual director’s fee of  HK$950,000  (before  deduction  of  Hong  Kong  tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to  three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Wang Yilin as a Non-executive Director of the Company;

Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of

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CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company;

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of  China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of

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CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Lv, Mr. Lv’s emoluments comprise an annual director’s fee of  HK$950,000  (before  deduction  of  Hong  Kong  tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lv was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to  three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To re-elect Mr. Zhang Jianwei as a Non-executive Director of the Company;

Zhang Jianwei

Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy  Director  of  Conference  Department,  and  Deputy  Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the

Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Zhang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

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Mr. Zhang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Zhang, Mr. Zhang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Zhang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

7.	To re-elect Mr. Wang Jiaxiang as a Non-executive Director of the Company;

Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

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Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

8.	To re-elect Mr. Lawrence J. Lau as an Independent Non-executive Director of the Company;

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese  University  of  Hong  Kong.  Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice- Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service  Industry  Cooperation  Zone  of  Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee, Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and an Independent Director of  Far  EasTone  Telecommunications  Company  Limited,  Taipei,  which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non- executive Director of the Company with effect from 31 August 2005.

6

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with the Company. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

9.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company;

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison  University,  a  M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange, and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non- executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

7

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

10.	To authorise the Board to fix the remuneration of each of the Directors.

11.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

8

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the  Company  (including  bonds,  notes,  warrants,  debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

9

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening  this  meeting,  the  general  mandate  granted  to  the  Board  to  issue,  allot  and  deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are repurchased by the  Company pursuant to and since the granting to the Company of the general mandate to

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repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 9 April 2014

Registered office:
65th Floor,
Bank of China Tower, 1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

11

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 19 May 2014 (Monday) to 23 May 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2014 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 9 June 2014 (Monday) to 13 June 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2014 (Friday).

10.
With respect to resolutions numbered A3 to A9, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company applied for and received a waiver of this requirement from the TSX, which waiver requires that certain disclosures be made to shareholders. The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; approximately 98% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with the director election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a description of current practices and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

12

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

13

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong  Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES AND
RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 23 May 2014 at 4:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out  on  pages  142  to  150  of  the  annual report of the Company for the year ended 31 December 2013 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

9 April 2014

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Executive Directors
Li Fanrong
Wu Guangqi

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Lv Bo
Zhang Jianwei
Wang Jiaxiang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
9 April 2014
To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A9 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue of securities and repurchase of Shares (as defined hereinafter) and re-election  of retiring  directors at the  annual  general meeting of the  Company  to  be held  at Island

LETTER FROM THE BOARD

Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2014 at 4:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the issued share capital of the Company.

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 24 May 2013, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 24 May 2013; (ii) to issue, allot and  deal  with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of  the  share  capital  of  the  Company  in issue as at 24 May 2013; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the  aggregate  nominal  amount  in  the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of  the Company in issue as at 24 May 2013 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the  issuance  and  allotment  of  Shares  (“Share Issue Mandate”), on 31 March 2014, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date  to  the  date  of  the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the  maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

Pursuant to Article 101 of the Articles of Association of the Company (the “Articles”), Mr. Lv Bo, Mr. Zhang Jianwei, Mr. Wang Jiaxiang, whose appointments took effect from 1 January 2014, and Mr. Kevin G. Lynch, whose appointment took effect from 1 March 2014, shall hold office until the Annual General Meeting and then be eligible for re-election. Mr. Lv Bo, Mr. Zhang Jianwei, Mr. Wang Jiaxiang and Mr. Kevin G. Lynch have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

In addition, pursuant to Article 97 of the Articles and code provision A.4.2 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, Mr. Li Fanrong, Mr. Wang Yilin and Mr. Lawrence J. Lau will retire from office as Directors by rotation at the Annual General Meeting and, being eligible for re-election, Mr. Li Fanrong, Mr. Wang Yilin and Mr. Lawrence J.  Lau  have  been recommended by the Board and have offered themselves for re-election.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 142 to 150 of the annual report of the Company for the year ended 31 December 2013 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting  shall  be  taken  by  poll,  other  than  resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of  the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

LETTER FROM THE BOARD

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman

APPENDIX I EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the aggregate number of Shares in issue as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made  only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date  to  the  date  of  the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge  and  belief  of  the  Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules)  have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance  with  the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I EXPLANATORY NOTES TO REPURCHASE MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as  having  an  interest  in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for  all  securities  not  already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that  the  Repurchase  Mandate  will  provide  the Company  with the flexibility to make such  repurchases  when appropriate and beneficial  to  the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the  Company’s Articles,  the  Listing Rules and applicable laws and regulations in Hong Kong.

APPENDIX I EXPLANATORY NOTES TO REPURCHASE MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2013 (being the date to which the latest published audited financial statements of the Company have been made up) and in  particular  the  working  capital  position  and  gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$
2013
April	15.08	13.40
May	14.78	13.72
June	13.78	12.28
July	14.30	12.54
August	15.64	13.88
September	16.28	15.74
October	16.10	15.08
November	15.88	14.86
December	15.98	14.14

2014
January	14.38	12.16
February	12.96	11.54
March (up to the Latest Practicable Date)	12.58	11.56

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2014, at 4:00 p.m.        at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2013.

2.	To declare a final dividend for the year ended 31 December 2013.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company;

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and  received  an  MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed  as  President  of  the  Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the  Company  and  Mr.  Li,  Mr. Li’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception  of industry  standards  and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments  if necessary.  Mr. Li’s appointment  continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

4.	To re-elect Mr. Wang Yilin as a Non-executive Director of the Company;

Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of  Petroleum  majoring  in  petroleum geology and exploration and received a doctorate degree.  He  has  over  30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served  as  the  general  manager  of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004,  he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina  Xinjiang  Oilfield  Company.  From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the  Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to  the  provisions  of  his  service  agreement  and  the  retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

5.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company;

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist  Party  of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist  Party  of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman  of the Board  of CNOOC  Energy Technology and

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company  and  Mr.  Lv,  Mr. Lv’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lv was determined by the Board with reference to perception  of  industry  standards  and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

6.	To re-elect Mr. Zhang Jianwei as a Non-executive Director of the Company;

Zhang Jianwei

Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration  of  China.  Mr.  Zhang  was  appointed  as  the

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Zhang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Zhang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Zhang, Mr. Zhang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhang  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the  Company, subject to three months’ notice of termination by either party. Mr. Zhang is subject to  the  provisions  of  his  service  agreement  and  the  retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

7.	To re-elect Mr. Wang Jiaxiang as a Non-executive Director of the Company;

Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as  East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited  Tianjin  Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to  April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC  Oil Base Group  Limited. In  January 2007, Mr. Wang  was

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the  Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to  the  provisions  of  his  service  agreement  and  the  retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

8.	To re-elect Mr. Lawrence J. Lau as an Independent Non-executive Director of the Company;

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with  Great Distinction) in Physics from Stanford University in 1964, and received his

M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in  1966,  becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of  Hong  Kong. Professor Lau specializes in economic development, economic growth, and the  economies  of  East  Asia,  including  that  of  China.  He  has  authored,

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese  People’s  Political  Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry  Cooperation  Zone  of  Shenzhen  and  a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee, Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on  the  Taiwan  Stock  Exchange.  Professor Lau was appointed as an Independent  Non-executive  Director  of  the Company with effect from 31 August 2005.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with  the  Company.  Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

9.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company;

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster  University.  He  also holds seven honorary degrees. Mr. Lynch was made a  life  Member  of  the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished  former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the  Toronto Stock Exchange, and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other  Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lynch  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Company.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention  of  the Shareholders.

10.	To authorise the Board to fix the remuneration of each of the Directors.

11.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in  the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of  Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing  Rules,  or  of  any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph  (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

2.	“THAT:

(a)
subject to the following  provisions  of  this  resolution,  the  exercise  by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal  with  additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be  and  is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph  (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under  the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue  of  any  options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the  Company  which  shall  be  subscribed,  on  exercise  of  relevant

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities,

shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a  fixed  record  date  in  proportion  to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in  any  territory  outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate  number  of shares of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary
Hong Kong, 9 April 2014

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed  and  signed  in  accordance  with  the  instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of  such  persons  may  vote  at  the  above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint  holders  and, for this purpose, seniority shall be determined by the order in which the names stand in the register  of members  of  the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company.  Approval is being sought from the shareholders as a general mandate for the purpose of section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the  number  of  shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 19 May  2014  (Monday)  to  23  May  2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2014 (Friday).

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 9 June 2014 (Monday) to 13 June 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2014 (Friday).

10.
With respect to resolutions numbered A3 to A9, the Company is exempt from the  requirements  of  the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed  securities,  the  board  of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series.  The Company applied for and received a waiver of this requirement from the  TSX, which waiver requires that certain disclosures be  made  to  shareholders.  The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; approximately 98% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with the director election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a  description  of  current  practices  and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 23 May 2014

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her,  THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2014 at 4 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2013.
A2.	To declare a final dividend for the year ended 31 December 2013.
A3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company.
A4.	To re-elect Mr. Wang Yilin as a Non-executive Director of the Company.
A5.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company.
A6.	To re-elect Mr. Zhang Jianwei as a Non-executive Director of the Company.
A7.	To re-elect Mr. Wang Jiaxiang as a Non-executive Director of the Company.
A8.	To re-elect Mr. Lawrence J. Lau as an Independent Non-executive Director of the Company.
A9.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company.
A10.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A11.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceeding 20% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers,  agreements,  options  and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.

Notes:

1.
If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.  The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).
3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).
4.
This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form  under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one shareholder may sign this proxy form.  The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.
IMPORTANT:  IF YOU WISH TO VOTE FOR A RESOLUTION,  TICK  (✓)  IN  THE  RELEVANT  BOX  BELOW  THE  BOX  MARKED  “FOR”.  IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.
In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.
8.	Please provide one certificate number, if possible, to facilitate processing.
9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTIFICATION LETTER

9 April 2014
Dear Non-registered holder (1),

CNOOC Limited (the “Company”)
–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 4 p.m. on Friday, 23 May 2014 at the Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully, By order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Note:
(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

Request Form

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
(Please mark ONLY ONE（X）of the following boxes)

☐	to receive the printed English version of all Corporate Communications ONLY; OR
☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR
☐	to receive both printed English and Chinese versions of all Corporate Communications.

Contact telephone number	Signature(s)

Notes

1.	Please complete all your details clearly.
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.

PERSONAL INFORMATION COLLECTION STATEMENT
(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).
(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.
(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.
(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

MAILING LABEL
Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	Hong Kong Registrars Limited Freepost No. 37 Hong Kong